

CONTINUING *the momentum*

ANNUAL
REPORT
2002

Thistle Group Holdings, Co.

RMB
ROXBOROUGH MANAYUNK BANK

INSIDE:



At RMB we understand that in order to build upon success and maintain momentum, it takes hard work, determination and teamwork. We are committed to building a successful community banking franchise by offering our customers an unparalleled level of personalized financial services. Through the right products, relationships and people we will continue to grow our organization to become the region's premier community-based financial services company.

FINANCIAL HIGHLIGHTS

(Dollars in thousands, except per share data)	2002	2001
Net Interest Income	$ 19,705	$ 17,797
Non-interest Income	3,288	2,300
Net Income	4,902	3,688
Total Assets	857,422	720,408
Loans	299,963	259,220
Deposits	492,880	431,583
Stockholders' Equity	76,399	85,455
Diluted Earnings Per Share	.89	.57
Return on Assets	.64%	.52%
Return on Equity	6.06%	4.23%
Book Value Per Share	14.53	12.93
Allowance for Loan Losses to Total Average Loans	.78%	1.05%

ASSETS



$700,180
$720,408
$857,422

2000 2001 2002
(Dollars in thousands)

DEPOSITS



CHECKING
$41,181
$47,372
$91,584
MONEY MARKET
$26,582
$40,029
$44,191
PASSBOOKS
$103,209
$109,257
$124,660
CERTIFICATES
$235,712
$234,925
$232,445

LOANS



1 - 4 FAMILY RESIDENTIAL
$121,230
$125,504
$125,827
COMMERCIAL REAL ESTATE, CONSTRUCTION, AND COMMERCIAL LOANS
$83,704
$115,075
$147,763
CONSUMER LOANS AND HOME EQUITY LOANS AND LINES OF CREDIT
$13,877
$22,439
$30,064

To Our Shareholders, Customers and Friends:



In July 1998, Thistle Group Holdings, Co. was created, charting a new course for a long standing Philadelphia Community Bank, Roxborough Manayunk Bank (RMB). Shareholders took an ownership stake in RMB, joining depositors and borrowers as interested and invested parties. During the last few years, the Company has evolved and is Continuing the Momentum building the franchise. What you own today is vastly different from five years ago yet rooted in a simple, basic community banking strategy. Our commitment to the execution of our basic banking strategy gives us sound footing for continued profitable growth.

Net income for 2002 was $4.9 million compared to $3.7 million in 2001. Given another year of continued economic uncertainty and many external market disturbances, our basic banking strategy is demonstrating resilience. In addition to increased earnings, the Company achieved record deposit growth and exceptional loan growth of 14% and 15%, respectively. We opened a new Banking Office in January 2002, and executed agreements to open two additional Banking Offices in 2003. Finally, in the lowest interest rate environment in nearly 40 years, our Shareholders were the recipients of cash dividends, which alone generated an average yield of 3%.

Given the above, and the repurchase of 1.4 million shares of Company stock (21%) at levels below book value, the Board and Management are confident Shareholder value continues to accrue.

A closer look at RMB's growth reveals that we are successfully expanding customer relationships as planned with a focus on core deposits—savings, checking and money market accounts. Year over year, these balances have grown from $196 million to $260 million, or 32%, while certificate balances were held flat, as planned, based on the extremely low cost of wholesale term funding. Turbulent markets often move money, and banks have overwhelmingly been the recipients of investors' flight to quality. This fact does not impact our strategies for growth. Our on-going business development focus is to support our clients' (new and existing) needs with a competitive product line, efficient technology and superior service to nurture long-term, multi-product relationships.

Our most recently opened Banking Office in Flourtown, Montgomery County, offers proof that a smart location staffed by professional banking associates who are involved in the community and armed with competitive products, simply produces solid results. In just one year, the Flourtown Office has generated more than $20 million in deposits evenly split between core and CD accounts. We congratulate our Flourtown Staff for a job well done, and will look to this model as we open Banking Offices in Havertown (Delaware County) and Jamison (Bucks County) in 2003.

As previously mentioned, the 2002 economy was shaky at best. Our lenders were, nonetheless, among the busiest people in and out of the Bank. When rates are low and continue lower, borrowers pay off and refinance loans. In the face of record repayments, we grew loan balances from $259 million to $299 million, or 15%. Additionally, we held delinquencies in check. We continue to transform our mix from a concentration in residential mortgages to a more-balanced weighting in commercial real estate and construction and consumer loans.

Credit quality remains a primary focus. Year over year, our credit analysis process—internal and external—is increasingly proactive.

Our discussion is not complete without a review of the process by which we balance wholesale funding and our investment securities portfolio. We continually measure the results by isolating the wholesale bank from the retail bank. While margins on our core banking business "Retail Bank" have expanded (i.e., yield on loans vs. cost of deposits), the wholesale funding structure has not experienced the dramatic reduction in cost seen by the Bank's retail funding sources such as certificates of deposits, money market and savings accounts. Management continues to position the securities portfolios to mitigate interest rate risk and generate returns. Given the continued low interest rate environment, and the pressure it places on our overall margins, we are confident that our balanced approach to portfolio management and interest rate risk will enable the Bank and Company to achieve steady earnings and earnings per share over varying interest rate environments.

In addition to protracted low interest rates, 2002 has produced some of the most unsettling financial distractions in recent history. Clearly investor confidence has diminished, and the overall economy remains marginal, however, your Company continues to grow, producing returns and building franchise value. Management is focused on traditional financial measures, such as cash flow, earnings and earnings per share, as they relate to long-term growth. The continued ability to reward Shareholders with dividends while capital appreciation accumulates provides added investor confidence during these volatile times.

Growth via execution of our plan contains inherent costs, which include locations, equipment and people, to mention a few. We measure these costs against increased market share, the ability to collect core deposits and make loans over a wider geographic area, to produce increased earnings and earnings per share.

Our efforts are coordinated and have purpose. The Company and its primary subsidiary, RMB, intend to be the overwhelming choice for community banking services in each of our markets. Our associates are equipped to provide financial solutions to clients through the RMB product line or with a strategic partner. These efforts are supported by allocating financial and human capital based on measurable returns.

As always, your Board of Directors and Management team remain invested, side by side with all Shareholders, committed to the profitable growth of our Company.

Thank you for your continued support.

Sincerely,

John F. McGill, Jr.
Chairman and Chief Executive Officer


5-YEAR GROWTH
In Millions
$900
800
700
600
500
400
300
200
100
1998
1999
2000
2001
2002
LOANS
DEPOSITS
ASSETS



As the sun meets the early morning mist rising from the Schuykill River, the rowing teams emerge from Philadelphia's Boathouse Row for their daily practice. Day after day, regardless of weather conditions, they remain committed to continuous improvement, working as one to maintain their edge and outperform the competition. It's a scene that evokes the principles of hard work, determination and teamwork...a scene that mirrors our resolve to become the region's premier community bank.

Thistle Group Holdings, Co. has remained on course by executing our basic banking strategy. The result is a record of steady growth year after year. Equipped with a sound strategy and a team committed to a common goal, we are Continuing the Momentum in building RMB into an exceptional community banking franchise.


RMB

Our home field advantage in retail banking

Retail Customers expect convenience and service at a competitive price. For over 85 years RMB has maintained a reputation as a customer-friendly community bank. Our niche is the personal attention that our staff delivers to every RMB customer - large or small. With thirteen Banking Offices serving the Greater Philadelphia Region, we compete for customers by offering this personal service long sacrificed by large regional and national banks, coupled with the products, convenience and solutions smaller banks often lack the capacity to provide.

With our growing retail network and enhanced menu of products and services we continue to develop and expand customer relationships. The result is more balanced loan and deposit portfolios with a significantly broader customer base. At the same time, we benefit from a growing number of customers who actively refer others to RMB as their Community Bank.

Our growth year over year demonstrates that the momentum we've generated by delivering on each of these key components, attracting new customers and expanding existing relationships, is a real advantage in growing our Bank.


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Our newest Banking Office in Flourtown, Montgomery County, armed with a professional staff and competitive products, quickly established strong ties with the community resulting in 30% of our total deposit growth this year.



Connectivity in commercial banking

As an entrepreneurial community bank, much of our growth has come from helping local businesses reach their financial goals. New business ventures, mid-sized companies and even our largest corporate clients find the banking services they need at RMB and, more importantly, the support of associates who listen to their needs and care about their success. Our network of Banking Offices and experienced professionals provide a coordinated resource well-equipped to respond to client needs.


West
Chester
University

A diverse spectrum of clients including local businesses, developers and not-for-profit organizations rely on RMB as their strategic financial partner. We offer a full-line of deposit and loan products and the flexibility to customize services to meet the individual needs of our clients. Because of a track record of superior service, we are repeatedly the beneficiaries of referrals from existing clients – a form of advertising, which has far greater impact than any other media.

In commercial lending, the experience and dedication of our staff makes the borrowing process easy. Whether it's commercial mortgage loans, commercial term and equipment loans or commercial lines of credit, our lenders understand client funding requirements in today's market. We establish service-based relationships that lead to repeat business. Through relationship pricing, our commercial loan clients and their employees are incented to take advantage of our depository products. Supported by our broader retail network, commercial clients are offered private banking services. Our associates often meet a client's employees, educate the group about RMB products and services and actually open accounts on-site.


The sky is the limit.
With the right financial support in place, you have the freedom to grow your business at the pace it demands. RMB's competitive rates and flexible terms make loans or credit lines a smart solution. And our experienced lenders make the process convenient and easy.
So dream big. Then let RMB help them come true with:
• Commercial Mortgage Loans
• Investor Mortgages & Rehab Loans
• Commercial Real Estate Services for Builders and Developers
• Commercial Term Loans & Lines of Credit
• Business Cash Reserve
• Government Assisted (SBA) Loans
For more information on how RMB can help your business grow, call:
SVP/Chief Lending Officer
RMB
ROXBOROUGH MANAYUNK BANK
You're right at home.
1-800-875-3410
www.RMBgo.com

$1,500,000	$1,500,000	$1,120,000	$6,575,000	$6,245,000
Stone Manor Corporate Center LP	Phillies Ballpark	Trolly Car Diner, Inc.	Lantern Hill at Doylestown	Springhouse Farm, Inc.
Walter Smerconish	***Ramos/Carson/DePaul Joint Venture***	***Bob Elfant & Ken Weinstein***	***Granor Price Homes***	***Guidi Homes***
Acquisition of 30 Acres for Office Park Development	Line of Credit for concrete construction of Phillies Ballpark	Construction and permanent mortgage to open restaurant	*Construction of 117 Townhomes in Doylestown, PA*	*Construction of 61 Estate Homes in Springhouse, PA*
RMB ROXBOROUGH MANAYUNK BANK	RMB ROXBOROUGH MANAYUNK BANK	RMB ROXBOROUGH MANAYUNK BANK	RMB ROXBOROUGH MANAYUNK BANK	RMB ROXBOROUGH MANAYUNK BANK





Our professionals cultivate full and long-term relationships, allowing RMB to help clients realize their business objectives.



Working smarter...for the good of the team and the community.

One of our top priorities continues to be making certain we have the right people in place and that they are adequately equipped and trained to do their jobs well. In 2002 we launched a comprehensive bank-wide campaign that actively challenges our people to identify with RMB's superior brand of community banking and to make outstanding customer service their number one priority. We are developing a culture where excellent service is second nature.



We continually measure collective and individual performance and recognize outstanding customer service. One measure is the expanded relationships and referral business we regularly see in our Banking Offices. For example, each of our thirteen Banking Offices experienced an increase in both core and total deposits in 2002. We also monitor our competition to ensure that we truly are maintaining a higher, more personal level of service. Furthermore, our Customer Service Report Card allows customers to let us know if we are making the grade by evaluating our associates, our products and our services. We reward A+ Customer Service through employee incentives and recognition at all levels of the Company, thereby motivating and sustaining our service culture.



Superior community banking is as much about being a good neighbor and active member of the community as it is about offering great financial products and services. RMB supports numerous charitable organizations and neighborhood events through sponsorships and volunteerism.



Remaining Active In The Community

DARE
Delaware CRA Council
Fraternal Order of Police
Friends of Gorgas Park
Habitat for Humanity
Jingle Bell Run
Leverington Pioneer Club
March of Dimes
Northlight Community Center
Philadelphia Boys Choir
Philadelphia Cares Day
Philadelphia Fire Department
Philadelphia Zoo
Police Athletic League
Race for the Cure
Springfield Township Community Day
West Chester Gallery Walk
West Chester Holiday Parade
West Chester Swingin' Summer Thursdays
West Chester University

Moving ahead with a proven game plan

Flexibility and adaptability to change in the market are important to success, but more important is the discipline to remain focused. During the past five years, we have developed a course for growth that has guided our evolution. Our goal has been to provide increasing value to our Shareholders by steadily growing our banking franchise, increasing our deposit base and loan portfolio and effectively managing our capital. While we have remained open to pursuing other sources of revenue, we have not been distracted from our primary purpose to become the region's premier community bank.

The strategy is simple. By focusing our attention on what we know we can do well and sticking to basic banking fundamentals, we have been able to provide our Shareholders with a banking franchise that has consistently grown in value. Still, we realize that maintaining this momentum is not easy, and yesterday's success does not offer the guarantee of a win tomorrow.

At RMB, we understand that in order to build upon success and maintain momentum, it takes hard work, determination and teamwork. We are committed to being the region's premier community bank, and we are confident the team we have assembled will prove its ability to execute the strategy, stick to our game plan and continue the momentum.


ROXBOROUGH MANAYUNK BANK

RMB Banking Offices in Havertown (Delaware County) and Jamison (Bucks County) opening in 2003.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis should be read in conjunction with the Consolidated Financial Statements and related notes.

The Private Securities Litigation Reform Act of 1995 contains safe harbor provisions regarding forward-looking statements. When used in this discussion, the words "believes," "anticipates," "contemplates," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Those risks and uncertainties include changes in interest rates, changes in regulatory policies, risks associated with the effect of opening a new branch, the ability to control costs and expenses, and general economic and market conditions. Thistle Group Holdings, Co. undertakes no obligation to publicly release the results of any revisions to those forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

OVERVIEW

Thistle Group Holdings, Co. (the "Company") is a unitary thrift savings and loan holding company incorporated in the Commonwealth of Pennsylvania and headquartered in Philadelphia, Pennsylvania. The primary business of the Company is to act as a holding company for Roxborough Manayunk Bank (the "Bank"), a federally chartered capital stock savings bank, TGH Corp., which holds investments, Thistle Group Holdings Capital Trust I, a company used to issue trust preferred securities, and TGH Securities, a broker/dealer subsidiary. The Bank provides a full range of banking services through its branch offices located in the counties of Philadelphia, Chester, Montgomery and Delaware in the Commonwealth of Pennsylvania and Wilmington, Delaware and through its transactional web site RMBgo.com. The Bank has three subsidiaries, Ridge Service Corporation, which is inactive, Montgomery Service Corporation, which held investments in small business investment companies and engages in real estate development and management, and RoxDel Corp., which holds investments.

Unless the context indicates otherwise, all references to the Company refer collectively to the Company and the Bank.

CRITICAL ACCOUNTING POLICIES

The following is a summary of those accounting policies that the Company considers to be critical as they require management's most difficult judgments as a result of the need to make estimates about the effects of matters that are inherently uncertain.

Allowance for Loan Losses – The allowance for loan losses represents management's estimate of probable losses based on information available as of the date of the financial statements. The allowance for loan losses is based on management's evaluation of the collectibility of the loan portfolio, including past loan loss experience, known and inherent losses, information about specific borrower situations and estimated collateral values, and economic conditions.

The Company's allowance review procedures consist of the following:

- Identifying large balance loans for individual review under Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan". In general, these consist of large balance commercial loans and commercial mortgages (Statement 114 loans).
- Calculating the estimated fair value, using observable market prices, discounted cash flows or the value of the underlying collateral for Statement 114 loans which are determined to be impaired as defined by Statement 114.
- Classifying all non-impaired large balance loans based on credit risk ratings and allocating an allowance for loan losses based on appropriate factors, including recent loss history for similar loans.
- Identifying all smaller balance homogeneous loans for evaluation collectively under the provisions of Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies". In general, these loans include residential mortgages, consumer loans, installment loans, smaller balance commercial loans and mortgages and lease receivables.
- Reviewing the results to determine the appropriate balance of the allowance for loan losses. This review gives additional consideration to factors such as the mix of loans in the portfolio, the balance of the allowance relative to total loans and non-performing assets, trends in the overall risk profile of the portfolio, trends in delinquencies and non-accrual loans and local and national economic conditions.

This process involves subjective judgements and assumptions and is subject to change based on factors that may be outside the control of the Company.

Goodwill – With the adoption of Statement of Financial Accounting Standards Nos. 142 and 147, effective January 1, 2002 the Company ceased amortization of goodwill. The recorded goodwill is subject to impairment testing to determine whether write-downs of the recorded balances are necessary. Such testing is based upon a number of factors, which are based upon assumptions and management judgements. These factors include among other things, future growth rates, discount rates, and earnings capitalization rates.

MARKET RATE RISK

Market risk is the risk of loss of income from adverse changes in prices and interest rates that are set by the market. The Company is at risk when interest rates affect the income the Company receives on lending and investment activities, as well as the costs associated with its deposits and borrowings. A sudden and substantial change in interest rates may affect the Company's earnings if the rates of interest it earns on its loans and investments do not change at the same speed or to the same extent as the interest rates that it pays on its deposits and borrowings. The Company makes it a high priority to actively monitor and manage its exposure to interest rate risk.

The Company accomplishes this by first evaluating the interest rate risk that is inherent in the composition of its assets and liabilities. Then it considers its business strategy, current operating environment, capital and liquidity requirements, as well as its current performance objectives, and determines an appropriate level of risk. The Board of Directors has adopted guidelines within which the Company attempts to manage its interest rate risk, trying to minimize to the extent practical its vulnerability to changes in interest rates.

The Board of Directors reviews the Company's interest rate risk exposure quarterly and has appointed an Asset/Liability Committee made up of senior management that is responsible for working with the Board of Directors to establish strategies to manage interest rate risk and to evaluate the effectiveness of these strategies. The Committee also attempts to determine the effect that changes in interest rates will have on interest earning assets and liabilities of the Company and whether such effects are within the limits set by the Board of Directors.

GAP TABLE

Interest rate sensitivity is a measure of the difference between amounts of interest-earning assets and interest-bearing liabilities which either reprice or mature within a given period of time. The difference, or the interest rate repricing "GAP," provides an indication of the extent to which an institution's interest rate spread will be affected by changes in interest rates over a period of time. A GAP is considered positive when the amount of interest-rate sensitive assets maturing or repricing over a specified period of time exceeds the amount of interest-rate sensitive liabilities maturing or repricing within that period and is considered negative when the amount of interest-rate sensitive liabilities maturing or repricing over a specified period of time exceeds the amount of interest-rate sensitive assets maturing or repricing within that period. Generally, during a period of rising interest rates, a negative GAP within a given period of time would adversely affect net interest income, while a positive GAP within such period of time may result in an increase in net interest income. During a period of falling interest rates, a negative GAP within a given period of time may result in an increase in net interest income while a positive GAP within such period of time may have the opposite effect.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities and borrowings outstanding at December 31, 2002, which are expected to reprice or mature in each of the future time periods shown. The amount of assets or liabilities shown which reprice or mature during a particular period were determined by the contractual terms or assumed decay rates of the asset or liability. There has been no adjustment for the impact of future loan commitments.

	Within Six Months	Six to Twelve Months	More than One Year to Three Years	More than Three Years to Five Years	Over Five Years	Total
			(Dollars in Thousands)			
Interest-earning assets:						
Loans receivable	$ 73,190	$ 45,998	$ 90,953	$ 58,610	$ 31,212	$ 299,963
Mortgage-backed securities	44,799	42,116	139,353	94,848	48,455	369,571
Investment securities	791			541	77,404	78,736
Interest-bearing deposits	24,660					24,660
Total interest-earning assets	$ 143,440	$ 88,114	$ 230,306	$ 153,999	$ 157,071	$ 772,930
Interest-bearing liabilities:						
Deposits	$ 115,632	$ 111,512	$ 133,360	$ 79,376	$ 53,000	$ 492,880
FHLB Advances and other borrowings	150,261	45,000	25,000	5,000	1,884	227,145
Total interest-bearing liabilities	$ 265,893	$ 156,512	$ 158,360	$ 84,376	$ 54,884	$ 720,025
Excess (deficiency) of interest-earning assets over interest-bearing liabilities	$ (122,453)	$ (68,398)	$ 71,946	$ 69,623	$ 102,187	$ 52,905
Cumulative excess (deficiency) of interest-earning assets over interest-bearing liabilities	$ (122,453)	$ (190,851)	$ (118,905)	$ (49,282)	$ 52,905	
Cumulative excess (deficiency) of interest-earning assets over interest-bearing liabilities as a percentage of total assets	(14.28%)	(22.26%)	(13.87%)	(5.75%)	6.17%	

The Company's analysis of its interest-rate sensitivity incorporates certain assumptions concerning the amortization of loans and other interest-earning assets and the repricing characteristics of deposits. The following assumptions were made in calculating the values in the GAP table. Loans are presented in the period in which they amortize, reprice, or mature and contain annual prepayment assumptions ranging from 15% to 40%. Mortgage-backed securities are presented in the period in which they amortize, reprice, or mature and contain consensus median prepayment speeds available on Bloomberg. Checking, money market and passbook accounts are assumed to decay at a rate of 28% per year. It should be noted that checking, money market and passbook accounts are generally subject to immediate withdrawal. However, management considers a portion of these deposits to be core deposits having significantly longer effective maturities based upon the Company's retention of such deposits in changing interest rate environments. Borrowed funds are included in the period in which they mature or can be called.

The table does not necessarily indicate the impact of general interest rate movements on the Company's net interest income because the repricing of various categories of assets and liabilities is discretionary and is subject to competition and other pressures. As a result, various assets and liabilities indicated as repricing within the same period may in fact reprice at different times and at different rate levels.

NET PORTFOLIO VALUE

The Company also monitors its interest rate sensitivity using the Office of Thrift Supervision ("OTS") model which estimates the change in its net portfolio value ("NPV") in the event of a range of assumed changes in market interest rates. NPV is defined as the current market value of the Bank's assets, less the current market value of its liabilities, plus or minus the current value of off-balance-sheet items. The change in NPV measures the Bank's vulnerability to changes in interest rates by estimating the change in the market value of its assets, liabilities and off-balance-sheet items as a result of an instantaneous change in the general level of interest rates.

As market interest rates decrease, the average maturities of the Bank's loans and investment securities shorten due to quicker prepayments, which could cause a relatively moderate increase in their value. The Bank's deposit accounts have relatively minor movements in a declining interest rate environment, since they are primarily short term in nature, resulting in the value of deposits decreasing more quickly than the value of assets increase.

The following table lists the percentage change in the Bank's net portfolio value assuming an immediate change in interest rates of plus 100, 200 and 300 basis points or minus 100 basis points from the level at December 31, 2002. Due to an abnormally low prevailing interest rate environment, the OTS did not provide calculations for the minus 200 and minus 300 basis point changes in rates. Dollar amounts are expressed in thousands.

	Net Portfolio Value			Net Portfolio Value as a % of Assets	
Changes in Rates in Basis Points	Dollar Amount	Dollar Change	Percentage Change	Net Portfolio Value Ratio	Basis Point Change
300	$25,759	$(31,890)	(55%)	3.37%	(366)
200	40,270	(17,380)	(30%)	5.13%	(190)
100	52,219	(5,430)	(9%)	6.49%	(54)
0	57,650			7.03%	
(100)	52,737	(4,912)	(9%)	6.38%	(65)

The calculations in the NPV table above indicate that the Bank's NPV would be adversely affected by increases and decreases in interest rates. In addition, the Bank may be deemed to have more than a normal level of interest rate risk under applicable regulatory capital requirements.

When various asset categories are adjusted to include assets of the Company, the NPV dollar amount in a flat rate scenario (zero basis points) increases to $69.4 million compared to $57.6 million on a Bank only basis. In the event of an instantaneous and permanent increase of 200 basis points, the Company's NPV dollar amount would decrease to $50.6 million, or an NPV ratio of 6.36%, compared to an NPV dollar amount of $40.3 million, or NPV ratio of 5.13%, on a Bank only basis.

Like the GAP table, the NPV model has some shortcomings. Certain assumptions have to be made that may or may not actually reflect how actual yields and costs will react to market interest rates. For example, the NPV model assumes that the makeup of the Company's interest rate sensitive assets and liabilities will remain constant over the period being measured. Thus, although using such a model can be instructive in providing an indication of the Company's exposure to interest rate risk, it cannot precisely forecast the effects of a change in market interest rates, and the results indicated by the model are likely to differ from actual results.

CHANGES IN FINANCIAL CONDITION

General – Total assets of the Company increased by $137.0 million, or 19.0%, from $720.4 million at December 31, 2001 to $857.4 million at December 31, 2002. The increase is primarily attributable to growth in loans and purchases of mortgage-backed securities funded by an increase in deposits and FHLB advances.

Cash and Investment Securities – Cash and investment securities (including investments held to maturity and available for sale and trading securities) increased by $17.7 million, or 15.2%, to $134.6 million at December 31, 2002 compared to $116.9 million at December 31, 2001. The increase is primarily attributable to an increase of $29.4 million in trading securities and purchases of investments of $6.3 million, offset by calls and sales of investments of $22.0 million.

Mortgage-Backed Securities Available for Sale – Mortgage-backed securities available for sale increased $70.4 million, or 23.5%, to $369.6 million at December 31, 2002 compared to $299.2 million at December 31, 2001. The increase was the result of purchases of $323.0 million, partially offset by repayments and sales of $159.6 million and $93.7 million, respectively.

Loans Receivable, Net – Loans receivable increased $40.7 million, or 15.7%, to $300.0 million at December 31, 2002 compared to $259.2 million at December 31, 2001. The increase is generally attributable to increases in commercial real estate loans of $30.2 million, home equity loans and lines of credit of $7.6 million and construction loans of $4.8 million.

Deposits – Deposits increased by $61.3 million, or 14.2%, to $492.9 million at December 31, 2002 from $431.6 million at December 31, 2001. This increase was primarily attributable to increases in checking accounts of $44.2 million, money market accounts of $4.2 million and passbook accounts of $15.4 million.

FHLB Advances – FHLB Advances increased $44.0 million or 24.9%, to $220.9 million at December 31, 2002 compared to $176.9 million at December 31, 2001. The increase was due mainly to $39.0 million borrowed under an overnight line of credit to fund purchases of mortgage-backed securities.

Payable to Brokers and Dealers – Payable to brokers and dealers increased by $27.8 million, or 197%, to $41.9 million at December 31, 2002 from $14.1 million at December 31, 2001. The amount represents monies due for trading securities purchased but not yet settled by TGH Securities. This payable may fluctuate from period to period, depending upon the amount of securities purchased and not yet sold by TGH Securities at each quarter-end or year-end period.

Company-Obligated Manditorily Redeemable Preferred Securities Of A Subsidiary Trust Holding Solely Junior Subordinated Debentures Of The Company – In 2002, the Company through a wholly-owned subsidiary trust, sold $10.0 million of pooled floating rate capital securities with a stated value and liquidation preference of $1,000 per share (see Note 17 to the Consolidated Financial Statements).

Equity – At December 31, 2002, total stockholders' equity was $76.4 million, or 8.9% of total assets, compared to $85.4 million, or 11.9% of total assets, at December 31, 2001. The $9.0 million decrease was due to $17.7 million in stock repurchase costs and dividends paid of $1.9 million, offset by an increase in the accumulated other income of $4.6 million and net income of $4.9 million. Accumulated other comprehensive income increased as a result of changes in the net unrealized gain on the available for sale securities due to fluctuations in interest rates and the higher balances of such assets. Because of interest rate volatility, the Company's accumulated other comprehensive income could materially fluctuate for each interim and year-end period.

RESULTS OF OPERATIONS

Analysis of Net Interest Income – Historically, the Company's earnings have depended primarily on its net interest income, which is the difference between interest income earned on its loans and investments ("interest-earning assets") and interest paid on its deposits and any borrowed funds ("interest-bearing liabilities"). Net interest income is affected by:

- the interest rate spread - the difference between rates of interest earned on interest-earning assets and rates paid on its interest-bearing liabilities; and
- the aggregate amounts of its interest-earning assets and interest-bearing liabilities.

Average Balance Sheet – The following table sets forth, at and for the periods indicated, information regarding (i) the total dollar amount of interest income of the Company from interest-earning assets and resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate; (iii) net interest income; (iv) interest rate spread; and (v) net interest margin. Information is based on average daily balances during the indicated periods; yields were adjusted for the effects of tax-free investments using the statutory tax rate.

	At 12/31/02	Year ended December 31, 2002			2001			2000		
	Yield/Cost	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost	Average Balance	Interest	Average Yield/Cost
					(Dollars in Thousands)					
Interest-earning assets:										
Loans receivable [1]	7.19%	$284,879	$ 22,315	7.83%	$238,164	$ 19,175	8.05%	$184,915	$ 15,395	8.33%
Mortgage-backed securities	4.63%	320,036	15,591	4.87%	278,091	17,636	6.34%	223,287	15,623	7.00%
Cash and investment securities	2.32%	56,553	1,850	3.27%	89,484	5,167	5.77%	118,861	8,232	6.93%
Tax exempt securities	7.90%	66,006	5,017	7.60%	59,367	4,621	7.78%	54,702	4,297	7.86%
Total interest-earning assets	5.73%	$727,474	$ 44,773	6.15%	$665,106	$ 46,599	7.01%	$581,765	$ 43,547	7.49%
Non-interest-earning assets		32,998			46,364			37,021		
Total assets		$760,472			$711,470			$618,786		
Interest-bearing liabilities:										
Deposits	2.44%	$462,324	$ 13,393	2.90%	$413,705	$ 17,450	4.22%	$343,318	$ 15,866	4.62%
FHLB advances and other borrowings	4.51%	196,697	9,969	5.07%	183,883	9,781	5.32%	176,867	9,815	5.55%
Total interest-bearing liabilities	3.09%	$659,021	$ 23,362	3.54%	$597,588	$ 27,231	4.56%	$520,185	$ 25,681	4.94%
Non-interest-bearing liabilities		20,614			26,764			22,102		
Total liabilities		679,635			624,352			542,287		
Stockholder's equity		80,837			87,118			76,499		
Total liabilities and Stockholders' equity		$760,472			$711,470			$618,786		
Net interest income			21,411			19,368			17,866	
Less tax equivalent adjustments			(1,706)			(1,571)			(1,461)	
Net interest income			$ 19,705			$ 17,797			$ 16,405	
Interest rate spread	2.64%			2.61%			2.45%			2.55%
Net yield on interest-earning assets				2.94%			2.91%			3.07%
Ratio of average interest-earning assets to average interest-bearing liabilities				110.39%			111.30%			111.84%

[1] Non-accrual loans and loan fees have been included and are considered immaterial to the analysis herein.

Rate/Volume Analysis – The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company's interest income and expense during the periods indicated and is presented on a tax-equivalent basis. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate); (ii) changes in rate (change in rate multiplied by prior year volume); and (iii) total change in rate and volume.

	Year ended December 31,							
	2002 vs. 2001				2001 vs. 2000			
	Increase (Decrease) Due to				Increase (Decrease) Due to			
	Volume	Rate	Rate/ Volume	Net	Volume	Rate	Rate/ Volume	Net
	(Dollars in Thousands)							
Interest Income:								
Loans receivable	$ 3,761	$ (519)	$ (102)	$ 3,140	$ 4,433	$ (507)	$ (146)	$ 3,780
Mortgage-backed securities	2,660	(4,088)	(617)	(2,045)	3,835	(1,463)	(359)	2,013
Cash and investment securities	(1,902)	(2,240)	824	(3,318)	(2,035)	(1,369)	338	(3,065)
Tax exempt securities	517	(109)	(12)	396	366	(39)	(3)	324
Total interest-earning assets	$ 5,036	$(6,956)	$ 93	$(1,827)	$ 6,599	$ (3,377)	$ (170)	$ 3,052
Interest expense:								
Deposits	$ 2,051	$(5,466)	$ (642)	$(4,058)	$ 3,253	$ (1,384)	$ (284)	$ 1,585
FHLB advances and other borrowings	682	(460)	(32)	189	389	(408)	(16)	(35)
Total interest-bearing liabilities	$ 2,733	$(5,926)	$ (674)	$(3,869)	$ 3,642	$ (1,792)	$ (300)	$ 1,550
Net change in interest income	$ 2,303	$(1,030)	$ 768	$ 2,042	$ 2,957	$ (1,585)	$ 130	$ 1,502

Net Income – The Company reported net income of $4.9 million, $3.7 million and $5.2 million for the years ended December 31, 2002, 2001 and 2000, respectively. Earnings per diluted share were $0.89, $0.57 and $0.75 for fiscal years 2002, 2001 and 2000 respectively. The $1.2 million increase in net income for the year ended December 31, 2002 compared to December 31, 2001 was due to a $2.0 million increase in net interest income and a $1.0 million increase in other income, offset, in part, by an increase of $1.4 million in other expense.

The $1.5 million decrease in net income for the year ended December 31, 2001 compared to December 2000 was due to a $3.5 million increase in operating expenses and to fourth quarter charges aggregating $1.0 million before tax, resulting from the sale and writedowns on the carrying values of certain assets and a provision for loan losses, offset by an increase in net interest income of $1.0 million.

Net Interest Income – Net interest income, after the provision for loan losses, increased $2.0 million, or 12.1%, to $19.0 million for the year ended December 31, 2002 from $16.9 million in 2001. The increase was, primarily, the result of a $3.9 million decrease in interest expense and a $145,000 decrease in the provision for loan losses, offset by a decrease of $2.0 million in interest income.

Net interest income, after the provision for loan losses, increased $1.0 million, or 6.4%, to $16.9 million for the year ended December 31, 2001 from $15.9 million in 2000. The increase was the result of a $2.9 million increase in interest income offset by increases of $1.5 million and $367,000 in interest expense and the provision for loan losses, respectively.

Detailed changes for the years ended December 31, 2002 and 2001 are contained in the Average Balance Sheet and Rate Volume Analysis on pages 15 and 16.

Interest Income – Total interest income amounted to $43.1 million for the year ended December 31, 2002 compared to $45.0 million in 2001. The decrease in 2002 of $2.0 million, or 4.4%, over 2001 was primarily due to a decrease in the average tax-equivalent yield of 86 basis points (with 100 basis points being equal to 1%) partially offset by an increase of $62.4 million in the average balance of interest-earning assets. In addition, $1 million of additional loan interest is included in the year ended December 31, 2002 due to the payoff of a $5.7 million commercial loan. Excluding the additional income earned on the commercial loan, the average yield would have decreased 99 basis points.

Total interest income amounted to $45.0 million for the year ended December 31, 2001 compared to $42.1 million in 2000. The increase in 2001 of $2.9 million, or 7.0%, over 2000 was primarily due to an increase of $83.3 million in the average balance of interest-earning assets partially offset by a decrease in the average tax-equivalent yield of 48 basis points. The increase in average balances was due to loan growth during the year while the decrease in yield reflects effects of the interest rate environment and the multiple Federal Reserve easings during 2001.

Interest Expense – Total interest expense for the year ended December 31, 2002 decreased $3.9 million over the year ended December 31, 2001. The decrease in interest expense is due to a decrease in the average cost of funds of 102 basis points partially offset by an increase in the average balance of interest-bearing liabilities of $61.4 million.

Total interest expense increased by $1.5 million or 6.0% for the year ended December 31, 2001 compared to 2000. The increase was primarily attributable to an increase of $1.6 million in interest on deposits. The increase in the average balance of deposits of $70.4 million was partially offset by a decrease of 40 basis points in the average rate paid.

Provision for Loan Losses – The Company recorded a provision for loan losses of $702,000 in 2002, $847,000 in 2001 and $480,000 in 2000. Provisions for loan losses are charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on historical experience, the volume and type of lending conducted by the Company, the amount of the Company's classified assets, the status of past due principal and interest payments, general economic conditions, particularly as they relate to the Company's primary market area, and other factors related to the collectibility of the Company's loan portfolio.

The provision for loan losses increased in 2001 due mainly to the addition of $300,000 to the provision in the fourth quarter as a result of a review of the allocation of the allowance for loan losses by loan category.

Although management of the Company believes that the Company's allowance for loan losses was adequate at December 31, 2002, based on facts and circumstances available to it, there can be no assurances that additions to such allowance will not be necessary in future periods, which would adversely affect the Company's results of operations for such periods. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's provision for loan losses and the carrying value of its other non-performing assets based on their judgements about information available to them at the time of their examination.

Other Income – Other income for the year ended December 31, 2002 increased $988,000 over the year ended December 31, 2001. This increase was the result of the following increases and decreases:

- Service charges and other fees increased $519,000 due primarily to the recognition of a $460,000 fee on the payoff of the $5.7 million commercial loan discussed above.
- Gains on the sale of loans totaled $257,000 in the current year period. The Company sells longer-term residential fixed rate loans in the secondary market.
- Gains on the sale of mortgage-backed securities totaled $823,000 in the current period versus $249,000 in the prior year period.
- Losses on the sale of investment securities totaled $537,000 in the current period versus $215,000 in the prior year period.
- A writedown of $585,000 was recorded in the current period on real estate owned.
- Trading revenues decreased $145,000.
- The prior year period contained a $772,000 loss on a subsidiary's investment in small business investment companies ("SBIC's"). As of December 31, 2002, the Company's subsidiary has exited all SBIC investments.

Other income for the year ended December 31, 2001 was $2.3 million as compared to $2.1 million for 2000. Despite realizing losses and recording writedowns aggregating $669,000 in the fourth quarter of 2001, other income increased $168,000 due to increased revenues generated by TGH Securities. Trading revenues were $1.7 million for the year ended December 31, 2001 versus $705,000 for the prior year period. TGH Securities commenced operations in May 2000.

Other Expenses – Other expense for the year ended December 31, 2002 increased $1.4 million over the year ended December 31, 2001. This increase was the result of the following increases and decreases:

- Salaries and employee benefits increased $488,000. The majority of the increase was the result of a writedown in 2002 of the cash surrender value of certain life insurance policies. The remaining increase was due to the addition of personnel in lending, the opening of two new banking offices and normal salary increases.
- Occupancy and equipment costs increased $409,000 due to depreciation expense in connection with the completion of the installation of a new enterprise-wide telephone system in the first quarter of 2002, additional equipment purchases and related expenses for two new banking offices.

- Professional fees increased $318,000 primarily related to fees incurred in connection with the Company's contested Annual Meeting held in April 2002.
- Interest expense on redeemable preferred securities was $437,000 for the year ended December 31, 2002 due to the issuance of $10 million of preferred trust securities in April 2002.
- Other expenses increased $500,000 due to additional printing and mailing expenses resulting from the Company's contested Annual Meeting, costs related to the repurchase of shares and standstill agreement executed, and increases in payroll taxes, FHLB service charges, and Office of Thrift Supervision assessment fees.
- The prior year period included $720,000 of goodwill amortization. As noted in the notes to the financial statements, the Company ceased amortization of goodwill when the Company adopted SFAS No. 147.

For the year ended December 31, 2001, other expenses increased $3.5 million, or 30.6%, to $14.9 million as compared to $11.4 million in 2000. The increase was due to the building of the Bank's infrastructure in the areas of credit administration, training, electronic banking and business development, the operations of TGH Securities and branch acquisitions. Accordingly, salaries and employee benefits, occupancy and equipment costs, other expenses and the amortization of the excess of cost over fair value of net assets acquired increased $1.7 million, $714,000, $610,000, and $465,000, respectively, over the prior year period. The majority of such expense was not reflected for a full year in the prior year period. In addition, salary and employee benefits and other expenses for TGH Securities are directly related to the trading revenues it generates.

Income Taxes – Income tax expense for the years ended December 31, 2002, 2001 and 2000, was $1.0 million, or 17.4% of pre-tax income, $652,000, or 15.0% of pre-tax income, and $1.4 million, or 21.6% of pre-tax income, respectively. The decrease in the effective tax rate in 2001 was due to the fourth quarter charges discussed above.

Liquidity and Capital Resources – The Company's primary sources of funds are deposits and proceeds from principal and interest payments on loans, mortgage-backed securities and other investments. While maturities and scheduled amortization of loans and mortgage-backed securities are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions, competition and the consolidation of the financial institution industry.

The primary investment activity of the Company is the origination and purchase of mortgage loans, commercial business loans, mortgage-backed securities and other investments. During the years ended December 31, 2002, 2001, and 2000, the Company originated loans in the amounts of $176.7 million, $114.3 million, and $82.6 million, respectively. The Company also purchases loans and mortgage-backed securities to reduce liquidity not otherwise required for local loan demand. Purchases of loans and mortgage-backed securities totaled $324.0 million, $195.4 million, and $102.0 million, respectively, in those same periods. Other investment activities include investment in U.S. government and federal agency obligations, municipal bonds, debt and equity investments in financial services firms, FHLB of Pittsburgh stock and consumer loans.

The Company has the ability to obtain advances from the FHLB of Pittsburgh through several credit programs with the FHLB in amounts not to exceed the Bank's maximum borrowing capacity and subject to certain conditions, including holding a predetermined amount of FHLB stock as collateral. As an additional source of funds, the Company has access to the federal reserve discount window.

The Company's most liquid assets are cash and cash equivalents, which include investment in highly liquid short-term investments. The level of these assets is dependent on the Company's operating, financing and investing activities during any given period. At December 31, 2002, cash and cash equivalents totaled $24.7 million.

The Company anticipates that it will have sufficient funds available to meet its current commitments. As of December 31, 2002, the Company had $38.7 million in commitments to fund loans. Certificates of deposit, which were scheduled to mature in one year or less, as of December 31, 2002, totaled $154.4 million. Management believes that a significant portion of such deposits will remain with the Company.

The Bank had core, tangible and total risk-based capital ratios of 6.9%, 6.9% and 15.0%, respectively, at December 31, 2002, which significantly exceeded the OTS's respective minimum requirements of 4.00%, 1.50%, and 8.00%. The Bank was classified as a "well- capitalized" institution on December 31, 2002. See Note 12 to the Consolidated Financial Statements.

Impact of Inflation and Changing Prices – Unlike most industrial companies, nearly all the assets and liabilities of the Company are financial. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

SELECTED CONSOLIDATED FINANCIAL DATA AND OTHER DATA

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	2002	2001	2000	1999	1998
Income Statement Data:					
Interest income	$ 43,067	$ 45,028	$ 42,086	$ 34,158	$ 23,682
Interest expense	23,362	27,231	25,681	19,672	12,933
Net interest income	19,705	17,797	16,405	14,486	10,749
Provision for loan losses	702	847	480	240	270
Other income	3,288	2,300	2,132	951	415
Other expense	16,355	14,910	11,421	8,221	7,075
Income before income taxes	5,936	4,340	6,636	6,976	3,819
Net income	4,902	3,688	5,201	5,348	2,350
Balance Sheet Data:					
Total assets	857,422	720,408	700,180	554,759	492,039
Loans (net)	299,963	259,220	219,360	161,158	136,466
Mortgage-backed securities available for sale	369,571	299,216	258,870	204,706	229,883
Investment securities held to maturity	-	63,824	-	-	54,129
Investment securities available for sale	66,239	16,078	128,198	115,463	20,274
Deposits	492,880	431,583	406,684	292,619	276,390
FHLB Advances	220,884	176,884	171,884	176,884	106,884
Stockholders' equity	76,399	85,455	83,058	74,660	100,229
Per Share Data:					
Basic earnings per share [1]	0.90	0.58	0.76	0.73	0.17
Diluted earnings per share [1]	0.89	0.57	0.75	0.72	0.16
Cash dividends per share [1]	0.33	0.29	0.25	0.21	0.05
Tangible book value per share [2]	13.07	11.77	10.63	9.60	11.14
Selected Ratios: [3]					
Performance Ratios					
Return on average assets	0.64%	0.52%	0.84%	1.02%	0.65%
Return on average equity	6.06	4.23	6.79	6.45	3.63
Stockholders' equity to assets	8.91	11.86	11.86	13.46	20.37
Net interest margin [4]	2.94	2.91	3.07	3.12	3.19
Interest rate spread [4]	2.61	2.45	2.55	2.52	2.43
Dividend payout ratio	38.90	55.53	36.65	32.26	41.79
Asset Quality Ratios					
Non-performing loans to total loans [5]	0.17	1.23	0.08	0.14	0.28
Non-performing assets to total assets [5]	0.26	0.45	0.03	0.07	0.09
Allowance for loan losses as percent of non-performing loans	437.00	79.00	989.00	553.00	264.00
Allowance for loan losses as a percent of total average loans at end of period	0.78	1.05	0.91	0.85	0.94
Net charge-offs as a percent of average loans	0.35	0.01	0.02	0.03	0.01
Banking Offices	13	12	11	6	6

[1] There were no shares outstanding until July 1998.

[2] Tangible book value per share represents stockholders' equity divided by the number of shares issued and outstanding.

[3] With the exception of end of period ratios, all ratios are based on average daily balances during indicated periods.

[4] Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities, and net interest margin represents net interest income as a percent of average interest-earning assets.

[5] Non-performing loans consist of non-accrual loans and accruing loans 90 days or more overdue; and non-performing assets consist of non-performing loans and real estate owned, in each case net of related reserves.

Independent Auditors' Report

To the Board of Directors of Thistle Group Holdings, Co. and Subsidiaries:

We have audited the accompanying consolidated statements of financial condition of Thistle Group Holdings, Co. and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Thistle Group Holdings, Co. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, in 2002 the Company changed its method of accounting for the excess of cost over fair value of net assets acquired (goodwill) to conform to Statement of Financial Accounting Standards No. 147.

Deloitte & Touche LLP

Philadelphia, Pennsylvania

February 14, 2003

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	December 31,	
ASSETS	2002	2001
Cash on hand and in banks	$ 4,819	$ 3,909
Interest-bearing deposits	19,841	18,814
Total cash and cash equivalents	24,660	22,723
Investments held to maturity (approximate fair value $62,558)		63,824
Investments available for sale at fair value (amortized cost - 2002, $65,098; 2001, $16,654)	66,239	16,078
Mortgage-backed securities available for sale at fair value (amortized cost - 2002, $361,869; 2001, $295,998)	369,571	299,216
Trading securities	43,714	14,261
Loans receivable (net of allowance for loan losses - 2002, $2,209; 2001, $2,511)	299,963	259,220
Accrued interest receivable	4,260	4,056
Federal Home Loan Bank stock - at cost	12,497	8,844
Real estate acquired through foreclosure - net	1,717	81
Office properties and equipment - net	6,346	6,340
Prepaid expenses and other assets	5,706	5,522
Cash surrender value of life insurance	15,069	12,563
Goodwill	7,680	7,680
TOTAL ASSETS	$857,422	$720,408
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Deposits	$492,880	$431,583
FHLB advances	220,884	176,884
Payable to brokers and dealers	41,924	14,109
Other borrowings	3,650	1,000
Accrued interest payable	976	918
Advances from borrowers for taxes and insurance	2,611	2,571
Accounts payable and accrued expenses	7,625	7,360
Dividends payable	473	528
Total liabilities	771,023	634,953
Company-obligated manditorily redeemable preferred securities of a subsidiary trust holding solely junior subordinated debentures of the Company	10,000	
Commitments and Contingencies		
Stockholders' Equity:		
Preferred stock, no par value, 10,000,000 shares authorized, none issued in 2002 or 2001		
Common stock, $.10 par value, 40,000,000 shares authorized, 8,999,989 shares issued and 5,259,424 shares outstanding in 2002; 8,999,989 issued and 6,607,955 shares outstanding in 2001	900	900
Additional paid-in capital	92,884	92,889
Common stock acquired by stock benefit plans	(5,537)	(6,383)
Treasury stock at cost, 3,740,565 shares at December 31, 2002 and 2,392,034 shares at December 31, 2001	(39,068)	(21,626)
Accumulated other comprehensive income	5,836	1,286
Retained earnings - partially restricted	21,384	18,389
Total stockholders' equity	76,399	85,455
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$857,422	$720,408

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Year Ended December 31,		
	2002	2001	2000
INTEREST INCOME:			
Interest on loans	$ 22,315	$ 19,175	$ 15,395
Interest on mortgage-backed securities	15,591	17,636	15,623
Interest on investments:			
Taxable	1,467	4,533	7,450
Tax-exempt	3,313	3,051	2,836
Dividends	381	633	782
Total interest income	43,067	45,028	42,086
INTEREST EXPENSE:			
Interest on deposits	13,393	17,450	15,866
Interest on FHLB advances and other borrowings	9,969	9,781	9,815
Total interest expense	23,362	27,231	25,681
NET INTEREST INCOME	19,705	17,797	16,405
PROVISION FOR LOAN LOSSES	702	847	480
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	19,003	16,950	15,925
OTHER INCOME:			
Service charges and other fees	1,525	1,006	549
Trading revenues from brokerage operations	1,603	1,748	705
Loss on small business investment company investments		(772)	
Loss on sale of real estate owned	(17)		(33)
Writedown on real estate owned	(585)		
Gain on sale of mortgage-backed securities available for sale	823	249	173
Gain (loss) on sale of loans	257	(11)	23
(Loss) gain on sale and writedown of investments available for sale	(537)	(215)	333
Gain on sale of property and equipment			33
Rental income	211	203	153
Other income	8	92	196
Total other income	3,288	2,300	2,132
OTHER EXPENSES:			
Salaries and employee benefits	8,151	7,663	5,986
Occupancy and equipment	2,744	2,335	1,621
Professional fees	738	420	408
Advertising	370	353	342
Amortization of goodwill		720	255
Interest on redeemable preferred securities	437		
Other	3,915	3,419	2,809
Total other expenses	16,355	14,910	11,421
INCOME BEFORE INCOME TAXES	5,936	4,340	6,636
INCOME TAXES:			
Current	2,236	969	1,508
Deferred	(1,202)	(317)	(73)
Total income taxes	1,034	652	1,435
NET INCOME	$ 4,902	$ 3,688	$ 5,201
BASIC EARNINGS PER SHARE	$ 0.90	$ 0.58	$ 0.76
DILUTED EARNINGS PER SHARE	$ 0.89	$ 0.57	$ 0.75

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(DOLLARS IN THOUSANDS)

	Common Stock	Additional Paid-in Capital	Common Stock Acquired by Stock Benefit Plans	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Retained Earnings – Partially Restricted	Total Stockholders' Equity
BALANCE, JANUARY 1, 2000	$ 900	$ 93,400	$ (8,199)	$ (11,787)	$ (13,108)	$ 13,454	$ 74,660
Comprehensive income:							
Net income						5,201	5,201
Other comprehensive income, net of tax:							
Net unrealized gain on investment and mortgage-backed securities available for sale, net of reclassification adjustment (1)					9,093		9,093
Comprehensive income	-	-	-	-	-	-	14,294
ESOP stock committed to be released			420				420
Excess of cost of ESOP shares committed to be released above fair value		(70)					(70)
Purchase of treasury stock				(4,858)			(4,858)
Restricted stock plan amortization			518				518
Dividends paid						(1,906)	(1,906)
BALANCE, DECEMBER 31, 2000	$ 900	$ 93,330	$ (7,261)	$ (16,645)	$ (4,015)	$ 16,749	$ 83,058
Comprehensive income:							
Net income						3,688	3,688
Other comprehensive income, net of tax:							
Net unrealized gain on investment and mortgage-backed securities available for sale, net of reclassification adjustment (1)					4,729		4,729
Comprehensive income	-	-	-	-	-	-	8,417
Amortization of unrealized loss on held to maturity securities transferred from available for sale					572		572
ESOP stock committed to be released			419				419
Excess of cost of ESOP shares committed to be released above fair value		(17)					(17)
Purchase of treasury stock				(5,390)			(5,390)
Restricted stock plan amortization			459				459
Exercise of stock options		(424)		409			(15)
Dividends paid						(2,048)	(2,048)
BALANCE, DECEMBER 31, 2001	$ 900	$ 92,889	$ (6,383)	$ (21,626)	$ 1,286	$ 18,389	$ 85,455
Comprehensive income:							
Net income						4,902	4,902
Other comprehensive income, net of tax:							
Net unrealized gain on investment and mortgage-backed securities available for sale, net of reclassification adjustment (1)					4,550		4,550
Comprehensive income	-	-	-	-	-	-	9,452
ESOP stock committed to be released			419				419
Excess of fair value of ESOP shares committed to be released above cost		36					36
Purchase of treasury stock				(17,695)			(17,695)
Restricted stock plan amortization			427				427
Exercise of stock options		(41)		253			212
Dividends paid						(1,907)	(1,907)
BALANCE, DECEMBER 31, 2002	**$ 900**	**$92,884**	**$ (5,537)**	**$(39,068)**	**$ 5,836**	**$21,384**	**$76,399**

	2002	2001	2000
(1) Disclosure of reclassification amount, net of tax for the years ended:			
Net unrealized appreciation (depreciation) arising during the year	$4,361	$4,707	$8,759
Net gains (losses) included in net income	189	22	334
Net unrealized gain (loss) on securities	$4,550	$4,729	$9,093

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(DOLLARS IN THOUSANDS)

	Year Ended December 31,		
	2002	2001	2000
OPERATING ACTIVITIES:			
Net income	$ 4,902	$ 3,688	$ 5,201
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Provision for loan losses	702	847	480
Depreciation	1,301	1,043	717
Amortization of stock benefit plans	904	850	821
Loans held for sale originated			
Amortization of:			
Goodwill		720	255
Net premiums (discounts) on:			
Loans purchased	122	76	17
Investments	(397)	(1,061)	(1,361)
Mortgage-backed securities	4,612	1,882	803
Loss (gain) on sale and writedown of investments	537	215	(333)
(Gain) loss on sale of loans	(257)	11	(23)
Gain on sale of mortgage-backed securities	(823)	(249)	(173)
Gain on sale of property and equipment			(33)
Loss on sale and writedown of real estate owned	602		33
Net (increase) decrease in trading securities	(29,453)	13,773	(28,034)
Increase in other assets	(4,733)	(3,622)	(10,104)
Decrease (increase) in other liabilities	27,712	(11,413)	29,103
Net cash provided by (used in) operating activities	5,731	6,760	(2,631)
INVESTING ACTIVITIES:			
Principal collected on:			
Mortgage-backed securities	159,591	116,124	24,441
Loans	118,866	70,314	36,557
Loans originated	(176,746)	(114,340)	(82,578)
Loans acquired	(991)		(12,365)
Increase in loans resulting from branch acquisitions			(340)
Purchases of:			
Investments	(6,265)	(2,193)	(5,268)
Mortgage-backed securities	(322,976)	(195,452)	(89,683)
Property and equipment	(1,307)	(1,448)	(1,327)
FHLB stock	(3,653)	(250)	(1,399)
Decrease (increase) in property and equipment resulting from branch acquisitions		985	(3,534)
Maturities and calls of investments	4,895	39,632	
Proceeds from the sale of:			
Loans	15,267	3,199	23
Real estate owned	102		54
Property and equipment			110
Mortgage-backed securities	93,725	39,994	17,617
Investments	17,101	17,330	833
FHLB stock			1,500
Net cash used in investing activities	(102,391)	(26,105)	(115,359)

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(DOLLARS IN THOUSANDS)

	Year Ended December 31,		
	2002	2001	2000
FINANCING ACTIVITIES:			
Net increase in deposits	**61,297**	24,899	19,088
Increase in deposits resulting from branch acquisitions			94,977
Net increase in advances from borrowers for taxes and insurance	**40**	37	62
Net increase (decrease) in FHLB borrowings	**44,000**	5,000	(5,000)
Net (decrease) increase in other borrowings	**2,650**	(750)	(1,250)
Issuance of trust preferred securities	**10,000**		
Purchase of treasury stock	**(17,695)**	(5,390)	(4,858)
Net proceeds from exercise of stock options	**212**		
Cash dividends	**(1,907)**	(2,048)	(1,906)
Net cash provided by financing activities	**98,597**	21,748	101,113
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**1,937**	2,403	(16,877)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**22,723**	20,320	37,197
CASH AND CASH EQUIVALENTS, END OF YEAR	**$24,660**	$22,723	$20,320
SUPPLEMENTAL DISCLOSURES:			
Interest paid on deposits and funds borrowed	**$23,304**	$27,299	$25,534
Income taxes paid	**1,745**	967	1,209
Noncash transfers from loans to real estate owned	**3,164**	47	85
Noncash transfer of investments held to maturity to available for sale	**51,385**		
Noncash transfer of investments available for sale to held to maturity		75,446	

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2002, 2001 and 2000 (Dollars in Thousands, Except Per Share Data)

1. NATURE OF OPERATIONS

The primary business of Thistle Group Holdings, Co. (the "Company") is to act as a holding company for Roxborough Manayunk Bank (the "Bank"), a federally chartered capital stock savings bank, TGH Corp., which holds investments, Thistle Group Holdings Capital Trust I, a company used to issue trust preferred securities, and TGH Securities, a broker/dealer subsidiary which commenced operations in 2000. The Bank has three subsidiaries, Ridge Service Corporation, which is inactive, Montgomery Service Corporation, which held investments in small business investment companies and engages in real estate development and management, and RoxDel Corp., which holds investments. The primary business of the Bank is attracting customer deposits from the general public through its network of branches and its transactional website, www.RMBgo.com, and investing these deposits, together with funds from borrowings and operations, primarily in single-family residential loans, commercial real estate loans and mortgage-backed securities, and to a lesser extent in secured consumer, home improvement and commercial non-mortgage loans and investment securities. The Bank's primary regulator is the Office of Thrift Supervision ("OTS").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation – The accompanying consolidated financial statements include the accounts of the Company, the Bank and the Company's and the Bank's wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of Financial Statements – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Investment and Mortgage-Backed Securities – Debt and equity securities are classified and accounted for as follows:

> *Held to Maturity* – Debt securities that management has the positive intent and ability to hold until maturity are classified as held to maturity and are carried at their remaining unpaid principal balance, net of unamortized premiums or unaccreted discounts. Premiums are amortized and discounts are accreted using the interest method over the estimated remaining term of the underlying security.
>
> *Available for Sale* – Debt and equity securities that will be held for indefinite periods of time, including securities that may be sold in response to changes to market interest or prepayment rates, needs for liquidity and changes in the availability of and the yield of alternative investments are classified as available for sale. These assets are carried at fair value. Fair value is determined using published quotes as of the close of business. Unrealized gains and losses are excluded from earnings and are reported net of tax as a separate component of stockholders' equity until realized. Realized gains and losses on the sale of investment or mortgage-backed securities are reported in the consolidated statement of income and are determined using the specific identification method.

Interest Income – Interest income on loans and investment and mortgage-backed securities is recognized as earned. Income recognition is generally discontinued when loans become 90 days contractually past due. An allowance for any uncollected interest is established at that time by a charge to operations.

Trading Securities – Trading securities are securities owned by TGH Securities, a wholly-owned broker/dealer subsidiary of the Company. Trading securities are carried at fair value and are recorded on a trade date basis. These securities generally consist of short-term municipal notes and bonds. Gains and losses both realized and unrealized are included in operating income. Payable to brokers and dealers includes amounts payable to clearing organizations.

Loans Held for Sale – The Company originates loans for portfolio investment or for sale in the secondary market. During the period of origination, loans are designated as held for sale or held for investment. Loans held for sale are carried at the lower of cost or fair value, determined on an aggregate basis. Loans receivable designated as held for portfolio have been so designated due to management's intent and ability to hold such loans until maturity or pay-off.

Provisions for Losses – Provisions for losses include charges to reduce the recorded balances of loans receivable to their estimated net realizable value or fair value, as applicable. Such provisions are based on management's estimate of net realizable value and/or fair value of the collateral, as applicable, considering the current and currently anticipated future operating or sales conditions, thereby causing these estimates to be particularly susceptible to changes that could result in a material adjustment to results of operations in the near term. Recovery of the carrying value of such loans and real estate is dependent to a great extent on economic, operating and other conditions that are beyond the Company's control.

The Company accounts for impaired loans in accordance with Statement of Financial Accounting Standards ("SFAS") No. 114, *Accounting by Creditors for Impairment of a Loan* and SFAS No. 118, *Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure*. The Company values impaired loans using the fair value of the collateral. Any reserves determined under SFAS No. 114 would be included in the allowance for loan losses.

Real Estate Acquired Through Foreclosure – Real estate acquired through foreclosure is carried at the lower of fair value or balance of the loan on the property at date of acquisition less estimated selling costs. Costs relating to the development and improvement of property are capitalized, and those relating to holding the property are charged to expense. The amounts recoverable from real estate acquired through foreclosure could differ materially from the amounts used in arriving at the net carrying value of the assets at time of foreclosure because of future market factors beyond the control of the Company.

Prepaid Expenses and Other Assets – Included in prepaid expenses and other assets are certain investments in small business investment companies (SBIC's), which are held by a service corporation of the Bank. During the fourth quarter of 2001, it was determined that an other-than-temporary impairment existed and, as such, these investments were written down to fair value through a charge to operations of $772. As of December 31, 2002, the service corporation has exited all SBIC investments.

Office Properties and Equipment – Office properties and equipment are recorded at cost. Depreciation is computed using the straight-line method over the expected useful lives of the related assets, which range from three to 25 years. The costs of maintenance and repairs are expensed as incurred, and renewals and betterments are capitalized.

Cash Surrender Value of Life Insurance – The Company is the beneficiary of insurance policies on the lives of officers and employees of the Bank. The Company has recognized the amount that could be realized under the insurance policies as an asset in the statement of financial condition.

Interest Rate Risk – At December 31, 2002, the Company's assets consist primarily of assets that earned interest at fixed interest rates. Those assets were funded primarily with short-term liabilities that have interest rates that vary with market rates over time.

The shorter duration of the interest-sensitive liabilities indicates that the Company is exposed to interest rate risk because, in a rising rate environment, liabilities will be repricing faster at higher interest rates, thereby reducing the market value of long-term assets and net interest income.

Loan Fees – The Company defers all loan fees, net of certain direct loan origination costs, and recognizes income as a yield adjustment over the contractual life of the loan considering prepayments using the interest method.

Unearned Discounts and Premiums – Unearned discounts and premiums are accreted over the expected average lives of the loans purchased using the interest method.

Income Taxes – Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Accounting for Stock-Based Compensation – The Company accounts for stock options in accordance with SFAS No. 123, *Accounting for Stock-Based Compensation*, which allows an entity to choose between the intrinsic value method, as defined in Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations, or the fair value method of accounting for stock-based compensation described in SFAS No. 123. An entity using the intrinsic value method must disclose pro forma net income and earnings per share as if the stock-based compensation was accounted for using the fair value method. The Company continues to account for stock-based compensation using the intrinsic value method and has not recognized compensation expense under this method.

In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, *Accounting for Stock-Based Compensation --Transition and Disclosure, an amendment of FASB Statement No. 123*. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement is effective for financial statements for fiscal years ending after December 15, 2002. The Company has provided the required disclosures in these footnotes.

Earnings Per Share – Basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share is computed using the weighted average number of common shares outstanding and common share equivalents that would arise from the exercise of stock options. The weighted average shares used in the basic and diluted earnings per share computations are as follows:

	Year Ended December 31,		
	2002	2001	2000
Average common shares outstanding - basic	**5,428,519**	6,382,478	6,866,018
Increase in shares due to dilutive options	**90,276**	34,434	34,431
Adjusted shares outstanding - diluted	**5,518,795**	6,416,912	6,900,449

Comprehensive Income – The Company presents, as a component of comprehensive income, the amounts from transactions and other events which currently are excluded from the statement of income and are recorded directly to stockholders' equity.

Accounting for Derivative Instruments – Under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended and interpreted, the Company is required to recognize all derivatives as either assets or liabilities in the statement of financial condition and measure those instruments at fair value. Under SFAS No. 133, the accounting for changes in fair value of a derivative depends on the intended use of the derivative and the resulting designation. Currently, the Company has no embedded derivatives that require bifurcation. The Company does not employ hedging activities that require designation as either fair value or cash flow hedges, or hedges of a net investment in a foreign operation.

Accounting for Goodwill – In June 2001, the FASB issued SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. However, SFAS No. 142 did not change the accounting prescribed for certain acquisitions by banking and thrift institutions, resulting in continued amortization of the excess of cost over fair value of net assets acquired under SFAS No. 72, *Accounting for Certain Acquisitions of Banking or Thrift Institutions*.

On October 1, 2002, the Company adopted SFAS No. 147, *Acquisitions of Certain Financial Institutions*, which allows financial institutions meeting certain criteria to reclassify their unidentifiable intangible asset balances to goodwill and retroactively cease amortization beginning as of January 1, 2002. The Company will be required to annually review the asset for impairment. As required by the standard, the Company has restated earnings for the quarterly periods ended March 31, 2002, June 30, 2002 and September 30, 2002 (See note 22).

A summary of net income and basic and diluted earnings per share, pro forma net income and pro forma basic and diluted earnings per share (computed as if SFAS No. 142 had been effective in 2001 and 2000) follows:

	Year Ended December 31,		
	2002	2001	2000
Net income as reported	**$ 4,902**	$ 3,688	$ 5,201
Amortization of goodwill, net of tax		612	199
Pro forma net income	**$ 4,902**	$ 4,300	$ 5,400
Basic earnings per share	**$ 0.90**	$ 0.58	$ 0.76
Amortization of goodwill		0.10	0.03
Pro forma basic earnings per share	**$ 0.90**	$ 0.68	$ 0.79
Diluted earnings per share	**$ 0.89**	$ 0.57	$ 0.75
Amortization of goodwill		0.10	0.03
Pro forma diluted earnings per share	**$ 0.89**	$ 0.67	$ 0.78

Recent Accounting Pronouncements – In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections*. The provisions of this statement related to the rescission of SFAS No. 4 are effective for fiscal years beginning after May 15, 2002. Certain provisions of the statement relating to SFAS No. 13 are effective for transactions occurring after May 15, 2002. All other provisions of the statement are effective for financial statements issued on or after May 15, 2002. This statement had no impact on the Company's financial statements.

In July 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

In November 2002, the FASB issued FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others*. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, *Disclosure of Indirect Guarantees of Indebtedness of Others*, which is being superseded. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company currently has no guarantees that would be required to be recognized, measured or disclosed under this Interpretation.

In January 2003, the FASB issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities*. The Interpretation clarifies the application of Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The Company is not a party to any variable interest entities covered by the Interpretation.

Reclassifications – Certain items in the 2001 and 2000 consolidated financial statements have been reclassified to conform with the presentation in the 2002 consolidated financial statements.

3. ACQUISITIONS

On May 23, 2000, the Bank signed a definitive agreement with Crown Bank FSB to purchase its branch office located in Wilmington, Delaware. The transaction closed on September 9, 2000. The Bank acquired approximately $41,000 in deposit liabilities plus accrued interest, $1,800 in property and equipment, $300 in loans and $37,300 in cash.

On May 25, 2000, the Bank signed a definitive agreement with Wilmington Trust Company of Pennsylvania to purchase four branch offices located in Lionville, Media, Westtown and West Chester, Pennsylvania. The transaction closed on August 4, 2000. The Bank acquired approximately $54,500 in deposit liabilities plus accrued interest, $1,700 in property and equipment and $46,700 in cash.

The transactions were accounted for under the purchase method of accounting. The excess of cost over fair value of net assets acquired was $7,700 for these two transactions was being amortized over twelve years. At December 31, 2000, the allocation of purchase price was preliminary pending final valuation of the fair market value of the assets acquired and the liabilities assumed. The allocation of purchase price was completed during the quarter ended March 31, 2001. An adjustment was recorded increasing the excess of cost over fair value of assets acquired and decreasing office properties and equipment for $985.

As noted previously, the Company adopted SFAS No. 147 on October 1, 2002. As a result, the Company reclassified the excess of cost over fair value of net assets acquired of $7,680 to goodwill and ceased amortization. In 2002, the Company, utilizing an independent third party specialist, tested the goodwill for impairment. Based on this analysis, no impairment existed.

4. INVESTMENTS HELD TO MATURITY

In 2002, the Company sold $15,600 of FHLB and FHLMC bonds, representing its entire portfolio of zero coupon agency securities, previously classified as held to maturity, at a net loss of $709. The Company executed the transaction to improve the interest-rate risk characteristics of the Bank's balance sheet. The Company reclassified its remaining held to maturity investments to available for sale.

Investments held to maturity at December 31, 2001 consisted of the following:

	Held to Maturity December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
FHLB and FHLMC Bonds -				
More than 10 years	$15,201		$ 793	$14,408
Municipal bonds - 5 to 10 years	777	$ 12		789
More than 10 years	47,846	294	779	47,361
Total	$63,824	$ 306	$ 1,572	$62,558

5. INVESTMENTS AVAILABLE FOR SALE

A comparison of cost and approximate fair value of investments, by maturity, is as follows:

	Available for Sale December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Municipal bonds - 1 to 5 years	$ 511	$ 30		$ 541
Municipal bonds - 5 to 10 years	255	1		256
Municipal bonds more than 10 years	50,651	839	$ 162	51,328
Mutual funds	1,569			1,569
Capital trust securities	7,457		789	6,668
Equity investments	3,864	1,222		5,086
Other	791			791
Total	$65,098	$ 2,092	$ 951	$66,239

	Available for Sale December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Mutual funds	$ 1,530			$ 1,530
Capital trust securities	9,077		$ 1,037	8,040
Equity investments	4,528	$ 467	6	4,989
Other	1,519			1,519
Total	$16,654	$ 467	$ 1,043	$ 16,078

Proceeds from the sale of investments available for sale during the year ended December 31, 2002 were $17,101 resulting in gross gains of $172 and gross losses of $709. Proceeds from the sale of investments available for sale during the year ended December 31, 2001 were $17,330 resulting in gross gains of $221 and gross losses of $311. Proceeds from the sale of investments available for sale during the year ended December 31, 2000 were $833 resulting in a gain of $333.

During the year ended December 31, 2001, the Company recognized an other-than-temporary impairment on certain investment securities resulting in a charge to operations of $125. No additional charges were taken on such investments during the year ended December 31, 2002.

6. MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE

Mortgage-backed securities available for sale are summarized as follows:

	Available for Sale December 31, 2002			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Agency pass-through certificates	$ 294,095	$ 7,301	$ 20	$ 301,376
Agency real estate mortgage investment conduits	38,362	342	11	38,693
Non-agency collateralized mortgage obligations	29,412	163	73	29,502
Total	$ 361,869	$ 7,806	$ 104	$ 369,571

	Available for Sale December 31, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Fair Value
Agency pass-through certificates	$ 287,503	$ 3,707	$ 671	$ 290,539
Agency collateralized mortgage obligations	3,904			3,904
Agency real estate mortgage investment conduits	4,591	182		4,773
Total	$ 295,998	$ 3,889	$ 671	$ 299,216

Proceeds from the sale of mortgage-backed securities during the year ended December 31, 2002 were $93,725 resulting in a gain of $823. Proceeds from the sale of mortgage-backed securities during the year ended December 31, 2001 were $39,994, resulting in a gain of $249. Proceeds from the sale of mortgage-backed securities during the year ended December 31, 2000 were $17,617, resulting in a gain of $173.

7. LOANS RECEIVABLE

Loans receivable consist of the following:

	December 31, 2002	December 31, 2001
Mortgage loans:		
1-4 Family residential	$125,827	$125,504
Commercial real estate	92,760	62,532
Home equity lines of credit and improvement loans	28,525	20,923
Commercial loans	26,557	28,866
Construction loans - net	28,446	23,677
Loans on savings accounts	505	637
Consumer loans	1,034	879
Total loans	303,654	263,018
Plus unamortized premiums	144	267
Less:		
Net discounts on loans purchased and loans acquired through merger	(12)	(13)
Deferred loan fees	(1,614)	(1,541)
Allowance for loan losses	(2,209)	(2,511)
Total	$299,963	$259,220

The Company originates loans to customers in its local market area, principally Philadelphia, Pennsylvania and the four adjoining counties and the state of Delaware. The Company occasionally purchases loans in Pennsylvania, New Jersey and Delaware. The ultimate repayment of these loans is dependent to a certain degree on the local economy and real estate market.

Originated or purchased commercial real estate loans totaled $92,760 and $62,532 at December 31, 2002 and 2001, respectively. Of the commercial real estate loans, as of December 31, 2002 and 2001, $28,759 and $20,935 are collateralized by multi-family residential property; $64,001 and $41,597 by other commercial use property, respectively.

At December 31, 2002, 2001 and 2000, the Company was servicing loans for others amounting to $32,059, $15,624 and $8,745, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. Such income amounted to $41, $23 and $19 for the years ended December 31, 2002, 2001 and 2000, respectively. In connection with these loans serviced for others, the Company held borrower's escrow balances of approximately $458, $296 and $168 at December 31, 2002, 2001 and 2000, respectively.

Following is a summary of changes in the allowance for loan losses:

	Year Ended December 31,		
	2002	2001	2000
Balance, beginning	**$ 2,511**	$ 1,682	$ 1,234
Provision	**702**	847	480
Charge-offs, net	**(1,004)**	(18)	(32)
Balance, ending	**$ 2,209**	$ 2,511	$ 1,682

The provision for loan losses charged to expense is based upon past loan and loss experience and an evaluation of probable losses in the current loan portfolio, including the evaluation of impaired loans under SFAS Nos. 114 and 118. A loan is considered to be impaired when, based upon current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan. An insignificant delay or shortfall in amount of payments does not necessarily result in the loan being identified as impaired. For this purpose, delays less than 90 days are considered to be insignificant. As of December 31, 2002 and 2001, 100% of the impaired loan balance was measured for impairment based on the fair value of the loans' collateral. Impairment losses are included in the provision for loan losses. SFAS Nos. 114 and 118 do not apply to large groups of smaller balance homogeneous loans that are collectively evaluated for impairment, except for those loans restructured under a troubled debt restructuring. Loans collectively evaluated for impairment include consumer loans and residential real estate loans and are not included in the data that follows:

	December 31,	
	2002	2001
Impaired loans without a valuation allowance	$ –	$ –
Impaired loans with a valuation allowance	$ –	$ 2,830
Total impaired loans	$ –	$ 2,830
Valuation allowance related to impaired loans	$ –	$ 707

	Year Ended December 31,		
	2002	2001	2000
Average impaired loans	**$1,179**	$2,830	$303
Interest income recognized on impaired loans	–	–	27

No cash basis interest income was recognized in 2002, 2001 or 2000 for the impaired loans included above. Nonaccrual loans for which interest has been fully reserved totaled approximately $506 and $3,178 at December 31, 2002 and 2001, respectively. There were no accruing loans 90 days or more delinquent or troubled debt restructurings. No additional funds are committed to be advanced in connection with impaired loans.

The Company originates and purchases fixed and adjustable interest rate loans and mortgage-backed securities. At December 31, 2002 fixed rate loans and mortgage-backed securities were approximately $444,300, and adjustable interest rate loans and mortgage-backed securities were approximately $225,200.

As of December 31, 2002, the Company had approximately $38,703 in outstanding loan commitments with interest rates ranging from 3.75% to 8.50%. These commitments are subject to normal credit risk and have commitment terms of ninety days or less.

Certain directors and officers of the Company have loans with the Company. Such loans were made in the ordinary course of business and do not represent more than a normal risk of collection. Total loans to these persons amounted to $711, $1,099 and $1,088 at December 31, 2002, 2001 and 2000, respectively. Originations to these persons were $88, $95 and $28 for the years ended December 31, 2002, 2001 and 2000, respectively. Loan repayments for the years ended December 31, 2002, 2001 and 2000 were $476, $84 and $107, respectively.

8. OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment are summarized by major classification as follows:

	December 31, 2002	December 31, 2001
Land	$ 1,668	$ 1,668
Buildings	4,188	4,188
Furniture and equipment	6,630	5,596
Leasehold improvements	639	439
Total	13,125	11,891
Accumulated depreciation and amortization	(6,779)	(5,551)
Net	$ 6,346	$ 6,340

The future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2002 are as follows:

December 31:	
2003	$ 188
2004	134
2005	125
2006	112
2007	108
Thereafter	439
Total minimum future rental payments	$ 1,106

The leases contained options to extend for periods from five to fourteen years. The cost in such rentals is not included in the above. Leasehold expense was approximately $231, $229 and $94 for the years ended December 31, 2002, 2001 and 2000, respectively.

9. DEPOSITS

Deposits consist of the following major classifications:

	December 31, 2002		December 31, 2001	
	Amount	Weighted Interest Rate	Amount	Weighted Interest Rate
Checking accounts	$ 91,584	1.32%	$ 47,372	1.08%
Money Market accounts	44,191	1.46	40,029	2.17
Passbook accounts	124,660	1.58	109,257	2.48
Certificate accounts	232,445	3.55	234,925	4.38
Total	$492,880	2.45%	$431,583	3.33%

At December 31, 2002 and 2001, the Company had deposits of $100 or greater totaling approximately $115,840 and $72,450, respectively. Deposits in excess of $100 may not be federally insured.

While frequently renewed at maturity rather than paid out, certificate accounts were scheduled to mature contractually within the following periods:

	December 31, 2002	2001
1 year or less	$154,382	$169,258
1 year - 3 years	43,007	41,022
3 years - 5 years	35,056	24,645
Total	$232,445	$234,925

Interest expense on deposits is as follows:

	Year Ended December 31, 2002	2001	2000
Checking and Money Market accounts	$ 1,860	$ 1,620	$ 996
Passbook accounts	2,409	2,982	3,215
Certificate accounts	9,144	12,875	11,687
Early withdrawal penalties	(20)	(27)	(32)
Total	$13,393	$17,450	$15,866

10. FHLB ADVANCES AND OTHER BORROWINGS

A summary of advances from the Federal Home Loan Bank ("FHLB") of Pittsburgh follows:

	December 31, 2002		2001	
	Amount	Weighted Interest Rate	Amount	Weighted Interest Rate
Advances from FHLB due by December 31, 2003	$ 44,000	1.37 %		
Advances from FHLB due by December 31, 2007 and thereafter	176,884	5.32 %	$176,884	5.32 %
Total	$220,884	4.53 %	$176,884	5.32 %

The advances are collateralized under a blanket collateral lien agreement. Advances due by December 31, 2003 include $39,000 borrowed under an overnight line of credit. Advances due by December 31, 2007 and thereafter for December 31, 2002 and 2001 include $175,000 of convertible advances whereby the FHLB has the option at a predetermined time to convert the fixed interest rate to an adjustable rate tied to LIBOR. The Company then has the option to prepay these advances if the FHLB converts the interest rate. At December 31, 2002, $105,000 are convertible quarterly at the option of the FHLB.

The Company has other borrowings of $3,650 and $1,000 at December 31, 2002 and 2001 respectively, from an unaffiliated lender. The borrowing carries a variable interest rate, which was 5% at December 31, 2002 and is payable on demand.

11. INCOME TAXES

The Company and its subsidiaries file a consolidated federal income tax return. The Company uses the specific charge-off method for computing reserves for bad debts. The bad debt deduction allowable under this method is available to large banks with assets greater than $500 million. Generally, this method allows the Company to deduct an annual addition to the reserve for bad debts equal to its net charge-offs. Retained earnings at December 31, 2002 and 2001 include approximately $5,400 in allocations of earnings for bad debt deductions of the Bank for which no income tax has been provided.

Income tax expense consists of the following components:

Year Ended December 31:	Federal	State	Total
2002	**$1,014**	**$20**	**$1,034**
2001	628	24	652
2000	1,435		1,435

The Company's provision for income taxes (benefit) differs from the amounts determined by applying the statutory federal income tax rate to income before income taxes for the following reasons:

	Year Ended December 31,					
	2002		2001		2000	
	Amount	Percent	Amount	Percent	Amount	Percent
Tax at federal tax rate	$ 2,018	34.0 %	$1,476	34.0 %	$2,257	34.0 %
Tax-exempt income	(1,035)	(17.4)	(880)	(20.3)	(864)	(13.0)
State income tax expense, net of federal income tax	12	0.2	15	0.3		
Other	39	0.6	41	1.0	42	0.6
Total	$ 1,034	17.4 %	$ 652	15.0 %	$1,435	21.6 %

Items that give rise to significant portions of the deferred tax accounts are as follows:

	December 31, 2002	2001
Deferred tax assets:		
Deferred loan fees	$ 549	$ 524
Allowance for loan losses	1,304	869
Reserve for uncollected interest	10	99
Supplemental pension and other retirement accruals	748	660
Capital loss carryforward	314	
Partnership investments	91	
	3,016	2,152
Deferred tax liabilities:		
Unrealized gain on investments and mortgage-backed securities	(3,007)	(899)
Office properties and equipment	(8)	(138)
Other	(164)	(371)
	(3,179)	(1,408)
Total	$ (163)	$ 744

12. REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional, discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible and core capital (as defined in the regulations) to total adjusted assets (as defined), and of risk-based capital (as defined) to risk-weighted assets (as defined). As of December 31, 2002, the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2002, the Office of Thrift Supervision categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum tangible, core and risk-based ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

	Actual		Required for Capital Adequacy Purposes		Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
At December 31, 2002:						
Tangible	$54,349	6.93 %	$11,770	1.5 %	N/A	N/A
Core (Leverage)	54,349	6.93	31,387	4.0	$39,235	5.0 %
Tier 1 risk-based	54,349	14.44	N/A	N/A	47,082	6.0
Total risk-based	56,559	15.03	30,108	8.0	37,635	10.0

	Actual		Required for Capital Adequacy Purposes		Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
At December 31, 2001:						
Tangible	$51,892	7.64 %	$10,183	1.5 %	N/A	N/A
Core (Leverage)	51,892	7.64	27,156	4.0	$33,943	5.0 %
Tier 1 risk-based	51,892	17.34	N/A	N/A	40,732	6.0
Total risk-based	54,403	18.18	23,940	8.0	29,925	10.0

Capital at December 31, 2002 for financial statement purposes differs from tangible, core (leverage), and Tier 1 risk-based capital amounts by $8,411 representing the exclusion of unrealized gains on securities available for sale, the exclusion of goodwill, intangible and other disallowed assets of $6,019 and $7,620 of capital maintained at the holding company. Total risk-based capital differs from tangible, core (leverage), and Tier 1 risk-based by the allowance for loan losses.

Capital at December 31, 2001 for financial statement purposes differs from tangible, core (leverage), and Tier 1 risk-based capital amounts by $2,761 representing the exclusion of unrealized gains on securities available for sale, the exclusion of goodwill, intangible and other disallowed assets of $7,793 and $23,009 of capital maintained at the holding company. Total risk-based capital differs from tangible, core (leverage), and Tier 1 risk-based by the allowance for loan losses.

The Bank has established a liquidation account in the amount equal to its retained earnings at December 31, 1997, the date of the latest balance sheet contained in the final prospectus utilized in the Company's public offering. The liquidation account will be maintained for the benefit of eligible account holders who continue to maintain their accounts at the Bank after conversion. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits as of each anniversary date. Subsequent increases will not restore the eligible account holder's interest in the liquidation account. In the event of a complete liquidation of the Bank, each eligible account holder will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held.

Federal banking regulations place certain restrictions on dividends paid and loans or advances made by the Bank to the Company. The total amount of dividends, which may be paid at any date, is generally limited to the earnings of the Bank for the year to date plus retained earnings for the prior two fiscal years net of any prior capital distributions, and loans or advances are limited to 10 percent of the Bank's capital stock and surplus on a secured basis. In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements.

13. PROFIT-SHARING PLAN

The Company maintains a 401(k) profit-sharing plan for eligible employees, which provides for employee pre-tax contributions with matching contributions at the discretion of the Board of Directors. Matching contributions were $82, $75 and $60 for the years ended December 31, 2002, 2001 and 2000, respectively.

14. EMPLOYEE STOCK OWNERSHIP PLAN ("ESOP")

As part of the conversion and reorganization, in July 1998, the ESOP borrowed $6,285 from the Company in order to purchase 628,509 shares of the common stock of the Company. Since the Company's ESOP is internally leveraged, the Company does not report the loan receivable from the ESOP as an asset and does not report the ESOP as a liability. The Company accounts for its ESOP in accordance with AICPA Statement of Position 93-6, *Employers' Accounting for*

Employee Stock Ownership Plans, which requires the Company to recognize compensation expense equal to the fair value of the ESOP shares during the periods in which they become committed to be released. To the extent that the fair value of the ESOP shares differs from the cost of such shares, this differential is charged or credited to equity as additional paid-in-capital. Management expects the recorded amount of expense to fluctuate as continuing adjustments are made to reflect changes in the fair value of the ESOP shares. As of December 31, 2002, 188,550 shares were committed to be released of which 41,900 shares had not yet been allocated to participant accounts. The Company recorded compensation and employee benefit expense related to the ESOP of $477, $390 and $303 for the years ended December 31, 2002, 2001 and 2000 respectively.

15. OTHER EMPLOYEE BENEFITS

Stock Option Plans - During the year ended December 31, 1999, the stockholders of the Company approved the adoption of the 1999 Stock Option Plan. Common stock totaling 785,637 shares has been reserved for issuance under the Plan. An aggregate of 732,985 shares have been granted to the Company's executive officers, non-employee directors and other key employees subject to vesting and other provisions of the Plan.

At December 31, 2002, options outstanding under a prior plan were 5,551 with an exercise price of $2.07.

The following table summarizes transactions regarding the stock option plans

	Number of Option Shares	Exercise Price Range	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life
Outstanding at January 1, 2000	668,608	$1.80 - $8.94	$8.07	
Granted	35,500	$6.25 - $8.00	$6.79	
Outstanding at December 31, 2000	704,108	$1.80 - $8.94	$8.13	102 months
Exercisable at December 31, 2000	569,753	$1.80 - $8.94	$8.07	
Granted	1,500	$9.55	$9.55	
Exercised	62,402	$1.80 - $6.25	$2.02	
Outstanding at December 31, 2001	643,206	$2.07 - $9.55	$8.72	96 months
Exercisable at December 31, 2001	662,647	$2.07 - $9.55	$8.77	
Granted	94,000	$10.86 - $11.71	$11.60	
Exercised	25,667	$6.25 - $7.00	$6.69	
Outstanding at December 31, 2002	**711,536**	**$2.07 - $11.71**	**$9.18**	**88 months**
Exercisable at December 31, 2002	**653,535**	**$2.07 - $11.71**	**$8.97**	

The Company applies APB Opinion No. 25 and related interpretations in accounting for stock options and, accordingly, no compensation expense has been recognized in the financial statements. Had the Company determined compensation expense based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income and income per share would have been reduced to the pro forma amounts indicated below:

	Year Ended December 31,		
	2002	2001	2000
Net income, as reported	**$ 4,902**	$ 3,688	$ 5,201
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	**(310)**	(4)	(72)
Pro forma net income	**$ 4,592**	$ 3,684	$ 5,129
Earnings per share:			
Basic-as reported	**$ 0.90**	$ 0.58	$ 0.76
Basic-pro forma	**0.85**	0.58	0.75
Diluted-as reported	**0.89**	0.57	0.75
Diluted-pro forma	**0.83**	0.57	0.74
Weighted average fair value of options granted during the period	**$ 3.98**	$ 2.69	$ 2.04

The Black-Scholes option-pricing model was used to determine the grant date fair value of options. Significant assumptions used to calculated the above fair value of the awards are as follows:

	Year Ended December 31,		
	2002	2001	2000
Risk free interest rate of return	**4.02%**	4.90%	5.15%
Expected option life (months)	**120**	120	120
Expected volatility	**31.21%**	26.07%	21.83%
Expected dividends	**3.07%**	3.20%	3.00%

Restricted Stock Plan – During the year ended December 31, 1999, the stockholders of the Company approved the adoption of the 1999 Restricted Stock Plan ("RSP"). There are 314,254 shares authorized under the RSP. As of December 31, 2002 and 2001, the Company had outstanding awards aggregating 249,460 shares to the Company's Board of Directors, executive officers and other key employees subject to vesting and other provisions of the RSP. At December 31, 2002 and 2001, the deferred cost of the unearned RSP shares totaled $1,137 and $1,565, respectively, and is recorded as a charge against stockholders' equity. Compensation expense will be recognized ratably over a five year vesting period for executive officers and other key employees and over a four-year vesting period for non-employee directors. For the years ended December 31, 2002, 2001 and 2000, the Company recognized compensation and employee benefit expense of $428, $460 and $518, respectively, related to the RSP.

Supplemental Retirement Benefits – In November 1995, the Company entered into a Nonqualified Retirement and Death Benefit Agreement (the "Agreement") with certain officers of the Company. The purpose of the Agreement is to provide the officers with supplemental retirement benefits equal to a specified percentage of final compensation and a preretirement death benefit if the officer does not attain age 65. Total expense relating to this benefit was approximately $65, $69 and $207 for the years ended December 31, 2002, 2001 and 2000, respectively.

16. SHAREHOLDER RIGHTS PLAN

On September 13, 1999, the Company's Board of Directors adopted a Shareholder Rights Plan. Under the Plan, each shareholder of record at the close of business on September 30, 1999 received a dividend distribution of one Right for each outstanding share of common stock. The Rights expire on September 13, 2009 and thereafter have no further value. They are redeemable by the Board of Directors at a price of $.01 per Right at any time within the ten-year period until a person or group has acquired 15% or more of the then outstanding common stock. The rights will be exercisable only if a person or group acquires 15% or more of the Company's common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15% of the common stock.

Each right will entitle stockholders to buy one one-hundredth of a share of a new series of junior participating preferred stock at an exercise price of $30. If the Company is acquired in a merger or other business combination transaction, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring company's common shares having a market value of twice such price. In addition, if a person or group acquires 15% or more of the Company's outstanding common stock, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then-current exercise price, a number of the company's common shares having a market of twice such price. Following the acquisition by a person or group of beneficial ownership of 15% or more of the Company's common stock and prior to an acquisition of 50% or more of the common stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group), in whole or in part, at an exchange ratio of one share of common stock (or one one-hundredth of a share of the new series of junior participating preferred stock) per Right.

17. CAPITAL SECURITIES

On March 26, 2002, the Company formed a wholly-owned subsidiary, Thistle Group Holdings Capital Trust I, a Delaware business trust (the "Trust"). On April 10, 2002, the Trust sold $10.0 million of pooled floating rate capital securities (the "Capital Securities") to MM Community Funding III, Ltd., an unaffiliated entity, with a stated value and liquidation preference of $1,000 per share. The obligations of the Trust under the Capital Securities are fully and unconditionally guaranteed by the Company and the Trust has no independent operations. The entire proceeds from the sale of the Capital Securities were used by the Trust to invest in floating rate junior subordinated debt securities of the Company (the "Junior Subordinated Debt"). The Junior Subordinated Debt is unsecured and ranks subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The Junior Subordinated Debt is the sole asset of the Trust.

Interest on the Capital Securities is cumulative and payable semi-annually in arrears. The Capital Securities mature in April 2032. The Company has the right to optionally redeem the Junior Subordinated Debt prior to the maturity date, but no sooner than five years after the issuance, at 100% of the stated liquidation amount, plus accrued and unpaid distributions, if any, on the redemption date. Upon the occurrence of certain events, the Company has the right to redeem the Junior Subordinated Debt in whole, but not in part, at a special redemption price before five years have elapsed. Proceeds from any redemption of the Junior Subordinated Debt will cause a mandatory redemption of Capital Securities having an aggregate liquidation amount equal to the principal amount of the Junior Subordinated Debt redeemed.

Additionally, under the terms of the Junior Subordinated Debt, the Company will have the right, with certain limitations, to defer the payment of interest on the Junior Subordinated Debt at any time for a period not exceeding twenty consecutive quarterly periods. Consequently, distributions on the Capital Securities would be deferred and accumulate interest, compounded quarterly. The Capital Securities were issued without registration under the Securities Act of 1933, as amended, in reliance upon an exemption from registration as provided by Regulation S. At December 31, 2002, the interest rate on the capital securities and junior subordinated debt was 5.32%.

18. TENDER OFFER

The Company completed an Issuer Tender Offer, repurchasing 1,129,000 shares at a price of $13.00 per share, during the year ended 2002. Shares acquired have been retained as treasury stock and will be available to issue for purposes including, without limitation, acquisitions, raising additional capital and the satisfaction of obligations under existing or future employee benefit or compensation programs or stock plans or compensation programs for Directors.

19. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

	December 31,			
	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:				
Cash and cash equivalents	$ 24,660	$ 24,660	$ 22,723	$ 22,723
Investments held to maturity			63,824	62,558
Investments available for sale	66,239	66,239	16,078	16,078
Mortgage-backed securities available for sale	369,571	369,571	299,216	299,216
Trading securities	43,714	43,714	14,261	14,261
Loans receivable	299,963	305,002	259,220	263,526
Federal Home Loan Bank stock	12,497	12,497	8,844	8,844
Liabilities:				
Checking, Money Market and Passbook accounts	260,435	260,435	196,658	196,658
Certificate accounts	232,445	236,172	234,925	240,825
FHLB Advances	220,884	243,649	176,884	185,579
Other borrowings	3,650	3,650	1,000	1,000

Cash and Cash Equivalents – For cash and cash equivalents, the carrying amount is a reasonable estimate of fair value.

Investment, Mortgage-backed and Trading Securities – Fair values are based on quoted market prices or dealer quotes.

Loans Receivable – Fair values are based on broker quotes.

Federal Home Loan Bank Stock – Although FHLB Stock is an equity interest in an FHLB, it is carried at cost because it does not have a readily determinable fair value.

Checking, Money Market, Passbook and Certificate Accounts – The fair value of Checking, Money Market and Passbook accounts is the amount payable on demand at the reporting date. The fair value of certificate accounts is estimated using rates currently offered for similar maturities.

FHLB Advances – The fair value of FHLB Advances is estimated using market value indications received from the Federal Home Loan Bank of Pittsburgh.

Other Borrowings – As the borrowing is at a variable rate, the carrying value is a reasonable estimate of fair value.

Commitments to Extend Credit and Letters of Credit – Fair values for off-balance sheet commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings. The fair value of commitments is deemed immaterial for disclosures in the table above.

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2002 and 2001. Although management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

20. PARENT COMPANY FINANCIAL INFORMATION

Condensed financial statements of Thistle Group Holdings, Co. are as follows:

CONDENSED STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2002	2001
Assets:		
Cash and cash equivalents	**$ 2,047**	$ 1,324
Investments available-for-sale	**2,973**	3,623
Investment in subsidiaries	**90,234**	82,344
Loans receivable	**5,536**	6,383
Prepaid expenses and other assets	**418**	237
Total assets	**$101,208**	$ 93,911
Liabilities and Stockholders' Equity:		
Subordinated debt	**$ 10,310**	
Other borrowings	**12,937**	$ 7,000
Dividends payable	**473**	528
Other liabilities	**1,089**	928
Total liabilities	**24,809**	8,456
Stockholders' equity	**76,399**	85,455
Total liabilities and stockholders' equity	**$101,208**	$ 93,911

CONDENSED STATEMENTS OF INCOME

	Year Ended December 31,		
	2002	2001	2000
Income:			
Interest on loans	**$ 535**	$ 512	$ 615
Interest and dividends on investments	**59**	118	202
Gain on sale of investments		195	
Other miscellaneous income	**182**	178	8
Total income	**776**	1,003	825
Interest on other borrowings	**896**	332	275
Operating expenses	**923**	351	354
(Loss) income before income taxes and equity in undistributed income of subsidiaries	**(1,043)**	320	196
Income tax (benefit) expense	**(363)**	87	80
(Loss) income before equity in undistributed income of subsidiaries	**(680)**	233	116
Equity in undistributed income of subsidiaries	**5,582**	3,455	5,085
Net income	**$ 4,902**	$ 3,688	$ 5,201

CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2002	2001	2000
Operating activities:			
Net income	$ 4,902	$ 3,688	$ 5,201
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Equity in undistributed earnings of subsidiary	(5,582)	(3,455)	(5,085)
Gain on sale of investments		(195)	
Increase in other assets	(181)	(60)	(266)
Increase in other liabilities	18	427	139
Net cash provided by (used in) operating activities	(843)	405	(11)
Investing activities:			
Purchase of investments	847		(50)
Decrease in loans receivable		879	937
Proceeds from the sale of investments		795	
Return of capital and calls of investments	910		
Dividends received from subsidiaries	3,262	2,431	3,000
Net cash provided by investing activities	5,019	4,105	3,887
Financing activities:			
Issuance of trust preferred securities	10,310		
Net increase in other borrowings	5,937	3,250	750
Capital contribution to subsidiary	(310)		(2,000)
Purchase of treasury stock	(17,695)	(5,390)	(4,857)
Dividends paid	(1,907)	(2,048)	(1,906)
Net proceeds from exercise of stock options	212		
Net cash used in financing activities	(3,453)	(4,188)	(8,013)
Increase (decrease) in cash	723	322	(4,137)
Cash, beginning of year	1,324	1,002	5,139
Cash, end of year	$ 2,047	$ 1,324	$ 1,002

21. CONTINGENCIES

The Company is involved in legal proceedings and litigation arising in the ordinary course of business. In the opinion of management, the outcome of such proceedings and litigation currently pending will not materially affect the Company's consolidated financial statements.

During 2002, the Company executed a Standstill Agreement with a shareholder group (the "Group Members"). The primary terms of the agreement include the following. The Company made a cash payment of $75 to the Group Members. The Group Members withdrew and released two lawsuits that were pending in the Court of Common Pleas, Philadelphia, Pennsylvania, against the Company and each of its directors. Additionally, each Group Member agreed to enter into the agreement and to refrain from purchasing or otherwise acquiring the beneficial ownership of any shares of capital stock of the Company for a period of five years. The Company agreed to repurchase approximately 97,000 shares of its common stock held by Group Members at $12.50 per share. In connection with the agreement and repurchase of shares, the Company recognized a charge of $116 net of tax in 2002. Such agreement will remain in effect for a period of five years.

22. QUARTERLY FINANCIAL DATA (Unaudited)

Unaudited quarterly financial data for the years ended December 31, 2002 and 2001 is as follows:

	2002				2001			
	First Quarter[1]	Second Quarter[1]	Third Quarter[1]	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$10,528	$10,778	$11,125	$10,636	$11,650	$11,295	$11,186	$10,897
Interest expense	5,830	5,920	5,876	5,736	7,155	7,052	6,716	6,308
Net interest income	4,698	4,858	5,249	4,900	4,495	4,243	4,470	4,589
Provision for loan losses	150	200	150	202	120	120	187	420[2]
Net interest income after provision for loan losses	4,548	4,658	5,099	4,698	4,375	4,123	4,283	4,169
Non-interest income (loss)	602	949	1,041	696	432	876	1,210	(218)[2]
Non-interest expense	3,781	4,013	4,492	4,069	3,652	3,598	3,853	3,807
Income before taxes	1,369	1,594	1,648	1,325	1,155	1,401	1,640	144
Provision for income taxes	238	278	287	231	179	256	372	(155)
Net income	$ 1,131	$ 1,316	$ 1,361	$ 1,094	$ 976	$ 1,145	$ 1,268	$ 299
Amortization of goodwill (net of tax)					153	148	139	180
Pro forma net income					$ 1,129	$ 1,293	$ 1,407	$ 479
Per share:								
Earnings per share - basic	$ 0.18	$ 0.22	$ 0.28	$ 0.23	$ 0.15	$ 0.17	$ 0.20	$ 0.05
Earnings per share - diluted	0.18	0.22	0.27	0.22	0.15	0.17	0.20	0.05
Pro forma earnings per share - basic					0.16	0.19	0.21	0.07
Pro forma earnings per share - diluted					0.17	0.20	0.22	0.08

Earnings per share is computed independently for each period presented. Consequently, the sum of the quarters may not equal the total earnings per share for the year.

[1] As required by SFAS No. 147, the Company retroactively ceased amortization beginning as of January 1, 2002 and restated earnings for the quarterly periods ended March 31, 2002, June 30, 2002 and September 30, 2002. The Company previously reported net income for the quarterly periods ended March 31, 2002, June 30, 2002, and September 30, 2002 of $992, $1,135, and $1,210, respectively, which included amortization, net of tax of $149, $144, and $148, respectively.

[2] During the fourth quarter of 2001, the Company sold and realized a pre-tax net loss on certain available for sale securities of $200,000 and recorded write downs on the carrying values of certain other available for sale securities and other assets totaling $469,000 on a pre-tax basis. Additionally, due to economic conditions and changes in the Company's loan mix, a fourth quarter review of the allocation of the allowance for loan losses by loan category was performed resulting in a pre-tax addition to the provision of $300,000.

DIVIDEND REINVESTMENT PLAN

Thistle Group Holdings, Co. offers its Shareholders a convenient method of increasing their investment in the Company. Through the Automatic Dividend Reinvestment Plan, qualified stockholders may have their dividends and optional cash contributions of between $100 and $1,000 per quarter reinvested in additional common shares without incurring brokerage commissions or service charges. Shareholders not enrolled in this plan, as well as brokers and custodians who hold stock for clients, may receive a copy of the plan and enrollment card by contacting Registrar and Transfer Investor Relations Department at (800) 368-5948 or Pam Cyr, Director of Investor Relations at (215) 483-3777.

MARKET MAKERS

Boenning & Scattergood, Inc.
F.J. Morrissey & Co., Inc.
First Tennessee Securities Corp.
Friedman Billings Ramsey & Co., Inc.
Keefe, Bruyette & Woods, Inc.
Moors & Cabot, Inc.
Ryan Beck & Co., Inc.
Sandler O'Neill & Partners
Tucker Anthony Inc.

ANNUAL REPORT & FORM 10-K

Detailed Company information is available online at RMBgo.com and copies of the Thistle Group Holdings, Co.'s Annual Report and Form 10-K are available by writing:

Thistle Group Holdings, Co., Investor Relations ◦ 6060 Ridge Avenue, Philadelphia, PA 19128

STOCK LISTING

THTL NASDAQ LISTED

Shares of Thistle Group Holdings, Co.'s common stock are traded on The Nasdaq Stock Market® under the symbol THTL.

STOCK MARKET INFORMATION

Shares of the Company's common stock have been quoted on the Nasdaq National Market under the symbol "THTL" since July 14, 1998. The following table sets forth the high and low closing sale prices and cash dividends paid for the common stock for the calendar quarters indicated. The prices reflect inter-dealer prices, without retail markup, markdown, or commission, and may not represent actual transactions.

	2002				2001			
	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Common stock price range of the Company:								
High	**12.59**	**13.05**	**11.65**	**12.00**	9.81	9.65	10.40	9.90
Low	**9.50**	**11.25**	**10.26**	**10.13**	7.94	9.20	8.10	9.01
Dividend paid per share	**0.08**	**0.08**	**0.08**	**0.09**	0.07	0.07	0.07	0.08

There were 848 holders of record of the Company's common stock as of February 24, 2003. This number does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. The Company's ability to pay dividends to stockholders is largely dependent upon the dividends it receives from the Bank. The Bank's ability to pay dividends to the Company is restricted by federal banking regulations. See note 12 to the Consolidated Financial Statements.

TRANSFER AGENT AND REGISTRAR

Registrar and Transfer Company ◦ 10 Commerce Drive, Cranford, NJ 07016

INDEPENDENT AUDITORS

Deloitte & Touche LLP ◦ 1700 Market Street, 22nd Floor, Philadelphia, Pennsylvania 19103-3984

SPECIAL COUNSEL

Malizia, Spidi, & Fisch, P.C. ◦ 1100 New York Ave., NW, Suite 340 West, Washington, D.C. 20005



BOARD OF DIRECTORS

Add B. Anderson, Jr.
Chairman, Roxborough Memorial Hospital

Robert E. Domanski, M.D.*
Director, Dept. of Radiology
Roxborough Memorial Hospital

William A. Lamb, Sr.
Sales Executive, Staples Inc

James C. Hellauer
Executive Director, Coleman Capital Advisors Inc.

Francis E. McGill, III, Esq.
Law Offices of McGill & McGill

John F. McGill, Jr.
Chairman & Chief Executive Officer
Thistle Group Holdings, Co.

Charles A. Murray
Founder/Principal, Rhodyo Venture Group

Jerry A. Naessens
Retired Chief Financial Officer
Thistle Group Holdings, Co.

**Member of RMB Board only*

EXECUTIVE OFFICERS OF ROXBOROUGH MANAYUNK BANK

John F. McGill, Jr.**
Chairman and Chief Executive Officer

Jerry A. Naessens**
President (retired 12/31/02)

Douglas R. Moore**
Senior Vice President, Chief Operating Officer

Pamela M. Cyr**
Senior Vice President, Chief Financial Officer

Jerry L. Cotlov
Senior Vice President, Commercial Lending

J. Christopher Jacobsen
Senior Vice President, Retail Banking

Christopher P. McGill
Senior Vice President, Private Banking

Elizabeth Milavsky
Senior Vice President, Operations

*** Also officer of Thistle Group Holdings, Co.*

EXECUTIVE OFFICERS OF TGH SECURITIES

Allison F. Fleitas, II
President

Darren Smith
Senior Vice President

HEADQUARTERS

Thistle Group Holdings, Co.
6060 Ridge Avenue, Philadelphia, PA 19128
(215) 483-3777



RMB Jamison
TGH Securities
RMB Flourtown
RMB Lionville
RMB Andorra
RMB Roxborough
RMB Main Office
RMB Manayunk
RMB Havertown
RMB Overbrook
RMB Westtown
RMB Northern Liberties
RMB Media
RMB West Chester
RMB Yeadon
RMB Wilmington

Andorra
8345 Ridge Avenue
Philadelphia, PA 19128
(215) 483-1200
Mgr: Joanne Brady

Flourtown
1461 Bethlehem Pike
Flourtown, PA 19031
(215) 233-9461
Mgr: Miles Levin

Lionville
50 East Uwchlan Avenue
Lionville, PA 19341
(610) 524-3370
Mgr: Faye Sullivan

Main Office
6060 Ridge Avenue
Philadelphia, PA 19128
(215) 483-2800
Mgr: Diane Westefer

Manayunk
4370 Main Street
Philadelphia, PA 19127
(215) 483-1500
Mgr: Ellen Guano

Media
119 West State Street
Media, PA 19063
(610) 892-3925
Mgr: BettyAnn Vivian

Northern Liberties
201 Spring Garden Street
Philadelphia, PA 19123
(215) 574-1400
Mgr: LeeAnn Glass

Overbrook
6503 Haverford Avenue
Philadelphia, PA 19151
(215) 748-6312
Mgr: Helen Duca

Roxborough
7568 Ridge Avenue
Philadelphia, PA 19128
(215) 483-1434
Mgr: Connie Dogan

West Chester
33 West Gay Street
West Chester, PA 19382
(610) 430-2211
Mgr: Dorothy Rogers

Westtown
Rt. 3 & Rt. 352
West Chester, PA 19380
(610) 431-3100
Mgr: Cheryl Emory

Wilmington, DE
400 Delaware Avenue
Wilmington, DE 19801
(302) 421-9090
Mgr: Christine Menser

Yeadon
1024 Church Lane
Yeadon, PA 19050
(610) 622-4567
Mgr: Mary Ann Seal

TGH Securities
460 Norristown Road
Suite 103
Blue Bell, PA 19422
(610) 834-4022

COMING SOON!

Havertown
162 West Eagle Road
Havertown, PA 19083
Opening Spring 2003

Jamison
York Road
Jamison, PA 18929
Opening Fall 2003

Thistle Group Holdings, Co. | Roxborough Manayunk Bank
6060 Ridge Avenue, Philadelphia, PA 19128 | www.RMBgo.com